Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

to be held June 17, 2010

and

NOTICE OF PETITION TO

THE COURT OF QUEEN’S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PARAMOUNT ENERGY TRUST, PARAMOUNT ENERGY OPERATING CORP.,

PERPETUAL ENERGY INC. AND PARAMOUNT UNITHOLDERS

May 10, 2010

These materials are important and require your immediate attention. They require Unitholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Units, please contact Computershare Trust Company of Canada at 1-800-564-6253.

The deadline for the receipt of proxies for the Meeting is 9:00 a.m. (Calgary time) on Tuesday, June 15, 2010.

May 10, 2010

Dear Unitholders:

The Meeting

You are invited to attend an annual general and special meeting of holders (“Unitholders”) of trust units (“Trust Units”) of Paramount Energy Trust (“PET” or the “Trust”) to be held in the McMurray Room at the Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on June 17, 2010 (the “Meeting”).

Meeting Matters

At the Meeting, you will be asked to consider and vote upon:

(a)	a proposed conversion of the Trust to a corporation, pursuant to a plan of arrangement (the “Arrangement”) involving the Trust, Paramount Energy Operating Corp. (“PEOC”), Perpetual Energy Inc. and its successor by amalgamation (“Perpetual”) and the Unitholders;

(b)	the adoption of a new share option plan;

(c)	the adoption of a new bonus rights plan; and

(d)	annual meeting business of the Trust, including the re-appointment of the trustee of the Trust, election of directors of PEOC, and the appointment of auditors,

all as more particularly described in the accompanying information circular and proxy statement (the “Information Circular”) of the Trust. If you cannot attend the Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

The Arrangement and its Effect on Unitholders, Debentureholders and Distributions

The Arrangement will result in the reorganization of PET’s trust structure into a corporation. Pursuant to the Arrangement, Unitholders will receive, for each Trust Unit held, one common share (“Common Share” or “Perpetual Share”) of Perpetual, as of the effective date of the Arrangement (the “Effective Date”) which is anticipated to be on or about June 30, 2010. The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of PET who will be employed by Perpetual.

Under the Arrangement, Perpetual will assume all obligations of PET under the debenture indentures and supplemental indentures, as applicable, governing the terms and conditions of PET’s convertible unsecured subordinated debentures outstanding at the Effective Date, specifically the 6.25% convertible unsecured subordinated debentures due June 30, 2010 (“6.25% Convertible Debentures”) (if such debentures are outstanding on the Effective Date), 6.50% convertible unsecured subordinated debentures due June 30, 2012 (“6.50% Convertible Debentures”), 7.00% convertible unsecured junior subordinated debentures due December 31, 2015 which are anticipated to be issued by the Trust on or about May 26, 2010 (“7.00% Debentures”) and 7.25% convertible unsecured subordinated debentures due January 31, 2015 (“7.25% Convertible Debentures”)

(collectively, the “Debentures”), such that the Debentures will be valid and binding obligations of Perpetual. Following the completion of the Arrangement, holders of Debentures who subsequently wish to convert their Debentures will be entitled to receive Common Shares on the same conversion basis as Trust Units were previously issuable on conversion thereof, subject to adjustment in certain events as provided in the debenture indentures and supplemental indentures, as applicable, governing the Debentures.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the substitutional listing of the Common Shares (including the Common Shares issuable upon conversion of the Debentures (to be assumed by Perpetual)) under the trading symbol “PMT” and the Debentures under their current trading symbols, upon completion of the Arrangement, subject to Perpetual fulfilling the requirements of the TSX, which requirements are expected to be met on or about the Effective Date or as soon as reasonably practicable thereafter.

Perpetual will pay an initial monthly dividend equivalent to the current $0.05 per month distribution paid by the Trust.

Pursuant to the Arrangement, Perpetual will assume the Trust’s Premium Distribution™ and Distribution Reinvestment Plan (the “DRIP”) and all associated agreements and Perpetual will then amend and restate the DRIP and associated agreements so that, among other things, all existing participants in the DRIP will be deemed to be participants in the amended and restated DRIP without any further action on their part and holders of Common Shares may participate in the amended and restated DRIP with respect to any cash dividends declared and paid by Perpetual on the Common Shares.

Perpetual

If approved, the Arrangement will result in Perpetual carrying on the business presently carried out by direct and indirect wholly-owned subsidiaries of the Trust. Following the completion of the Arrangement, the Board of Directors and senior management of Perpetual will be comprised of all of the current members of the Board of Directors and all of the senior management of PEOC with the exception that Mr. John W. (Jack) Peltier is retiring from the Board of Directors and Mr. Geoffrey C. Merritt will replace Mr. Peltier as a board member.

Benefits of the Arrangement

Strategically, management believes that the Arrangement will provide Perpetual with a broadened access to capital markets and a simplified, more efficient structure. In addition, the Arrangement removes uncertainty surrounding PET’s plans in the face of the impending change in the Canadian tax treatment of income funds and royalty trusts.

Approval of the Arrangement

The resolution approving the Arrangement (the “Arrangement Resolution”) must be approved by not less than two thirds of the votes cast by the Unitholders, either in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and all necessary regulatory approvals.

Recommendation of the Board

The Board of Directors, based upon its own investigations, unanimously determined at a meeting of the Board of Directors that the Arrangement is fair to Unitholders, is in the best interests of the Trust and the Unitholders, and recommends that Unitholders vote in favour of the Arrangement Resolution. The officers and directors of PEOC and their associates, who own in the aggregate approximately 30,364,604 Units, representing approximately 21.45% of the outstanding Trust Units, have indicated that they intend to vote such securities in favour of the Arrangement.

The Information Circular

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding Perpetual. Please give this material your careful consideration and, if you require assistance, consult your financial, legal or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy prior to 9:00 a.m. (Calgary time) on Tuesday, June 15, 2010 in order to ensure your representation at the Meeting. You should also complete and submit the letter of transmittal, which is also enclosed, together with the certificate(s) representing your Trust Units to receive your Common Shares as soon as possible following the Effective Date. Non-registered holders of Trust Units should contact their nominee (i.e., broker, trust company, bank or registered holder) which holds their Trust Units on their behalf to arrange for their exchange.

On behalf of the Board of Directors of PEOC, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We look forward to seeing you at the Meeting.

Yours truly,

(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose
President and Chief Executive Officer
Paramount Energy Operating Corp., the administrator of Paramount Energy Trust

v

PARAMOUNT ENERGY TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

to be held June 17, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated May 10, 2010, an annual general and special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Paramount Energy Trust (“PET” or the “Trust”) will be held in the McMurray Room at the Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on June 17, 2010, at 9:00 a.m. (Calgary time) for the following purposes:

(a)	to consider, pursuant to the Interim Order, and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the accompanying information circular and proxy statement of PET dated May 10, 2010 (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”), all as more particularly described in the Information Circular;

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new share option plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “G” to the Information Circular;

(c)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new bonus rights plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix “H” to the Information Circular;

(d)	to receive and consider the consolidated comparative financial statements of the Trust for the years ended December 31, 2009 and 2008, together with the auditors’ report thereon;

(e)	to re-appoint Computershare Trust Company of Canada as trustee of the Trust;

(f)	to fix the number of directors of PEOC to be elected at the Meeting at eight (8) members;

(g)	to elect directors of PEOC;

(h)	to appoint auditors of the Trust and to authorize the directors to fix their remuneration as such; and

(i)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the “Record Date”) for determination of Unitholders entitled to receive notice of and to vote at the Meeting is April 30, 2010.

Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting.

Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by no later than 9:00 a.m. (Calgary time) on Tuesday, June 15, 2010 or the second last business day immediately preceding any adjournment of the Meeting.

A proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Unitholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Trust Units have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the ABCA and the Interim Order. A Unitholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices “J” and “B”, respectively, to the Information Circular. A dissenting Unitholder must send to PET, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units are entitled to dissent. Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by PET or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the holder.

DATED at the City of Calgary, in the Province of Alberta, this 10th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PARAMOUNT ENERGY TRUST

(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose
President and Chief Executive Officer
Paramount Energy Operating Corp., the administrator of Paramount Energy Trust

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, C. B 9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING, INTER ALIA, PARAMOUNT ENERGY TRUST,

PARAMOUNT ENERGY OPERATING CORP., PERPETUAL ENERGY

INC. AND UNITHOLDERS OF PARAMOUNT ENERGY TRUST

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Paramount Energy Trust (“PET” or the “Trust”), Paramount Energy Operating Corp. (“PEOC”) and Perpetual Energy Inc. (“Perpetual”) (PET, PEOC and Perpetual are collectively, the “Paramount Entities”), with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B 9, as amended (the “ABCA”), involving the Paramount Entities and the holders (“Unitholders”) of trust units of the Trust, which Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Trust dated May 10, 2010, accompanying this Notice of Petition. At the hearing of the Petition, the Paramount Entities intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)	an order declaring that the registered Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated May 10, 2010;

(d)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of the common shares of Perpetual issuable to Unitholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 601 – 5th Street S.W., Calgary, Alberta, on the 17th day of June, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon PET on or before noon (Calgary time) on June 11, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on PET is to be effected by delivery to the solicitors for PET at their address set out below. If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Paramount Entities and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder, or any other interested party requesting the same by the under mentioned solicitors for PET upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue S.W.

Calgary, Alberta T2P 3N9

Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 10th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PARAMOUNT ENERGY TRUST

(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose
President and Chief Executive Officer
Paramount Energy Operating Corp., the administrator of Paramount Energy Trust

INTRODUCTION

Unless the context indicates otherwise, capitalized terms which are used in this Information Circular and not otherwise defined in this Information Circular have the meanings given to such terms in the Arrangement Agreement and Plan of Arrangement which are attached as Appendix “A” and Exhibit “A” to Appendix “A” to this Information Circular, respectively.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of PEOC for use at the Meeting. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit “A” to the Arrangement Agreement, which agreement is attached as Appendix “A” to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

Information contained in this Information Circular is given as of May 10, 2010, unless otherwise specifically stated.

Information Concerning Perpetual

See Appendix “D” – “Information Concerning Perpetual” for information concerning Perpetual.

Information Concerning Executive Compensation

See Appendix “E” – “PET Statement of Executive Compensation”.

Information Concerning Corporate Governance

See Appendix “F” – “PET Corporate Governance Disclosure”.

Risk Factors

CERTAIN RISK FACTORS RELATING TO PET ARE CONTAINED IN THE AIF (AS DEFINED HEREIN) AND PET’S OTHER PUBLIC FILINGS. UNITHOLDERS SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AND CONSIDER ALL OTHER INFORMATION CONTAINED HEREIN BEFORE MAKING AN INVESTMENT DECISION. IN ADDITION, FOR RISK FACTORS SPECIFIC TO Perpetual AND THE ARRANGEMENT, SEE APPENDIX “D” – “INFORMATION CONCERNING Perpetual – RISK FACTORS”.

Forward-looking Statements

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute forward-looking statements. These statements relate to future events or PET’s or Perpetual’s future performance, including, without limitation, the completion of the Arrangement. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “predict” and “potential” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be. The forward-looking statements included in this Information Circular and in certain documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither PET nor Perpetual undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws. See “Special Note Regarding Forward-Looking Information and Statements” in the AIF for further information with respect to forward-looking statements.

Non-GAAP Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain financial measures that are not recognized by GAAP to assist in assessing PET and Perpetual’s financial performance. Non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PET, at Suite 3200, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5, Attention: Corporate Secretary, Telephone (403) 269-4400, and are also available electronically at www.sedar.com.

The following documents, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the Annual Information Form of the Trust for the year ended December 31, 2009 dated March 9, 2010 (the “AIF”);

(b)	the audited annual comparative consolidated financial statements of PET as at and for the years ended December 31, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations of PET for the year ended December 31, 2009;

(d)	the unaudited interim comparative consolidated financial statements of PET as at and for the three month period ended March 31, 2010 and 2009;

(e)	management’s discussion and analysis of the financial condition and results of operations of PET for the three month period ended March 31, 2010;

(f)	the Trust’s Management Information Circular dated October 15, 2009 relating to a serial meeting of certain series of convertible debentures as supplemented by the Trust’s Supplemental Management Information Circular dated November 24, 2009; and

(g)	the material change report of the Trust dated and filed April 5, 2010 in connection with the completion of a bought deal subscription receipt financing for gross proceeds of $57,520,125 and the acquisition of certain petroleum and natural gas properties in the Edson area of west central Alberta for approximately $126 million, prior to closing adjustments.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus, if filed by PET with the securities commissions or similar authorities in the provinces of Canada after the date of this Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Information For United States Unitholders

The Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and, unless otherwise indicated, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations of PET and Perpetual contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The historical financial statements of PET and Perpetual and other parties included in or incorporated by reference into this Information Circular have been presented in Canadian dollars; were, subject to the following sentence, prepared in accordance with Canadian GAAP; and except for the financial statements of PET, are subject only to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies. Pursuant to the rules of United States Securities and Exchange Commission (the “SEC”), PET’s historical financial statements have been reconciled to United States GAAP. Such reconciliations are subject to United States auditing standards, and are available for viewing at the SEC’s website at www.sec.gov. In addition, PET’s historical financial statements are required to be prepared in accordance with United States auditor independence standards.

Data on oil and gas reserves contained in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that PET and Perpetual are organized under the laws of the Province of Alberta, that their respective officers and directors and trustee, respectively, are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of PET and Perpetual and such other Persons are, or will be, located outside the United States.

The Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of Perpetual after the Arrangement or were affiliates of Perpetual within 90 days prior to the completion of the Arrangement. See “The Arrangement – Securities Law Maters – United States”.

Unitholders should be aware that the Arrangement and the ownership of Common Shares may have material tax consequences in the United States. See “Certain United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for Unitholders who are United States taxpayers.

THE COMMON SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

On October 31, 2006, the Canadian Minister of Finance (the “Minister”) announced the Canadian federal government’s plan to change the tax treatment of income trusts, including oil and gas income funds and royalty trusts. The government’s proposal (the “SIFT Tax”) was to tax certain publicly traded mutual fund trusts (like PET) on their non-portfolio income at rates of tax comparable to the combined federal and provincial corporate tax rate and treat distributions of such income as dividends to Unitholders. The Minister announced that existing trusts would have a four-year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. These proposals had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for securities of income trusts (including PET), royalty trusts and numerous other Canadian securities.

Commencing in 2007, management reported its belief to the Board of Directors that, among other things: (i) access to new equity and debt through the capital markets for Canadian income trusts had declined significantly; (ii) due to the erosion in the trading price of the Trust Units, acquisition opportunities had become limited; (iii) the decline in Trust Unit prices and concurrent increase in yields substantially increased the cost of new equity and debt capital; and (iv) there were various alternative structures that the Trust could consider.

As a result of the proposals to implement the SIFT Tax and the passing of the proposals into law in June 2007 the Board of Directors and management continued to review the Trust’s strategic objectives and options available to it in an effort to ensure that the Trust’s capital structure is efficient and that unitholder value is being maximized.

Through the course of 2007, 2008, 2009 and early 2010, management continued to carry out and report to the Board of Directors more detailed analyses regarding the strategic and structural alternatives available to PET as a result of the SIFT Tax as well as the current market environment in order to enable PET to achieve its strategic goals and objectives.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts (as defined in the Tax Act) such as the Trust into corporations without any undue tax consequences. These proposals were passed into law on March 12, 2009.

During the first quarter of 2010, management of PET continued to evaluate its internal growth opportunities and developed its business plan and strategy. The Board of Directors was updated regularly as to the status of management’s evaluations.

On March 9, 2010, management presented to the Board of Directors certain potential strategic options which included a preliminary business plan and strategy and included presentations by management regarding PET’s capital structure and strategic and structuring alternatives.

Following a thorough analysis of material information and relevant considerations including, but not limited to, growth opportunities and related capital requirements, the changing credit environment, capital markets and economic conditions, the Board of Directors resolved to proceed with the Arrangement on March 9, 2010. As part of this review, the Board of Directors and management examined a variety of structural alternatives or transactions and unanimously determined to convert to a corporate structure.

The Trust announced the proposed Arrangement on March 9, 2010.

On May 10, 2010, the Arrangement Agreement was entered into.

Reasons for the Arrangement

The Board of Directors and management believe that the proposed corporate structure will provide Perpetual with a broadened access to capital markets and a simplified and more efficient structure. Given the diminished value of the income fund structure, management and the Board of Directors believe that the best opportunity for creating value is to convert to a corporation. By converting to a corporation, management and the Board of Directors believe that Perpetual will be provided with an improved access to capital. Management and the Board of Directors believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•	position Perpetual to pursue evaluation of its significant inventory of growth opportunities while continuing to maximize value from its conventional assets;

•	remove the uncertainty that exists in the income trust marketplace today;

•	permit Perpetual’s financial and operational performance to be more appropriately valued relative to its corporate peers;

•	attract new investors and provide a more liquid market for the Common Shares; and

•	permit Perpetual to capitalize on future external opportunities that may materialize.

Recommendation of the Board of Directors

The Board of Directors unanimously determined at a meeting of the Board of Directors that the Arrangement is fair to Unitholders and is in the best interests of PET and Unitholders, and recommends that Unitholders vote in favour of the Arrangement Resolution.

The directors and officers of PEOC and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 30,366,923 Units, representing approximately 21.45% of the outstanding Units. Each of the members of the Board of Directors and each of the officers of PEOC who own Units have indicated they intend to vote all of their Units in favour of the Arrangement Resolution.

THE ARRANGEMENT

Effect of the Arrangement

General

If approved, the Arrangement will result in the reorganization of PET’s trust structure into a corporation, Perpetual. Following the completion of the Arrangement, the senior management of Perpetual will be substantially the same as PEOC.

It is anticipated that the Board of Directors of Perpetual will be comprised of all of the current members of the Board of Directors with the exception that Mr. John W. (Jack) Peltier is retiring from the Board of Directors and Mr. Geoffrey C. Merritt will replace Mr. Peltier as a board member.

See “Appendix “D” – Information Concerning Perpetual”.

Effect on Holders of Units and on Distributions

Pursuant to the Arrangement, Unitholders will receive, for each Trust Unit held on the Effective Date, one Common Share.

Perpetual will pay an initial monthly dividend equivalent to the current $0.05 per month distribution paid by the Trust.

See “Appendix “D” – Information Concerning Perpetual – Dividends”

Effect on Holders of Debentures

As of the date hereof, PET has (i) $55,271,000 principal amount of 6.25% Debentures outstanding, (ii) $74,925,000 principal amount of 6.50% Debentures outstanding, and (iii) $99,972,000 principal amount of 7.25% Debentures outstanding. The 6.25% Debentures, 6.5% Debentures and 7.25% Debentures are convertible into Trust Units at the option of the Debentureholders at any time prior to the close of business on the earlier of maturity of the Debentures and the Business Day immediately preceding the date specified by PET for redemption of the Debentures, at a conversion price of $19.35, $14.20 and $7.50 per Trust Unit, respectively. The transactions contemplated by the Arrangement will not result in a “Change of Control” as defined in the Debenture Indenture. In connection with the Arrangement, and pursuant to the successor provisions contained in the Debenture Indenture, Perpetual will assume all of the covenants and obligations of PET under the Debenture Indenture in respect of the Debentures outstanding at the Effective Date. Provided the Arrangement is completed, Debentureholders will thereafter be entitled to receive Common Shares, rather than Trust Units, on the basis of one Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion. All other terms and conditions of the Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, Debentureholders who subsequently wish to convert their 6.25% Debentures, 6.50% Debentures and 7.25% Debentures will be entitled to receive, respectively, approximately 52, 70 and 133 Common Shares for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Debenture Indenture. It is also anticipated that the Trust will issue $60,000,000 principal amount of 7.00% Debentures on or about May 26, 2010. Debentureholders may convert their Debentures into Trust Units pursuant to the terms of the Debenture Indenture prior to the Effective Date and participate in the Arrangement in the same manner as Unitholders. The Debentures are currently listed and posted for trading on the TSX. The TSX has conditionally approved the listing of the Debentures to be assumed by Perpetual pursuant to the Arrangement and has also conditionally approved the additional listing of the Common Shares to be reserved for issuance on conversion, redemption or maturity of the Debentures, subject in each case to Perpetual fulfilling the requirements of the TSX.

Effect on Holders of PET Unit Incentive Rights and PET Bonus Rights

As at May 10, 2010, PET has an aggregate of 8,650,100 PET Unit Incentive Rights outstanding under its PET Unit Incentive Plan and an aggregate of 282,476 PET Bonus Rights outstanding under its PET Bonus Rights Plan. Pursuant to the Arrangement, all outstanding PET Unit Incentive Rights and PET Bonus Rights will be exchanged to Perpetual Options and Perpetual Bonus Rights, respectively such that the holders of such securities will have the right to receive, upon vesting, Common Shares instead of Trust Units. In connection with the Arrangement and the adoption of the Perpetual Share Option Plan and Perpetual Bonus Rights Plan, the PET Unit Incentive Plan and PET Bonus Rights Plan will be terminated and no further grants of PET Unit Incentive Rights or Perpetual Bonus Rights will be made under the PET Unit Incentive Plan or PET Bonus Rights Plan.

Unitholders will be asked to approve the adoption of the Perpetual Share Option Plan and the Perpetual Bonus Rights Plan. For a summary of the Perpetual Share Option Plan and the Perpetual Bonus Rights Plan see “Other Matters to be Considered at the Meeting”. A copy of the Perpetual Share Option Plan and Perpetual Bonus Rights Plan is set out in Appendix “G” and “H”, respectively, to this Information Circular.

Effect of the Arrangement on the DRIP

Pursuant to the Arrangement, it is proposed that Perpetual will assume the Trust’s DRIP and all associated agreements and Perpetual will then amend and restate the DRIP and associated agreements so that, among other things, the Amended DRIP will: (i) provide that eligible holders of Common Shares may direct that their cash dividends be reinvested in additional Common Shares issued from treasury at a 5% discount to the Average Market Price (as defined in the Amended DRIP) on the applicable dividend payment date; (ii) provide that eligible holders of Common Shares may elect, under the Premium Distribution™ component of the Amended DRIP, to have such additional Common Shares delivered to the designated plan broker in exchange for a premium cash payment equal to 102% of the cash dividend that such holders would otherwise have received on the applicable dividend payment date; and (iii) result in all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of Common Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by Perpetual on the Perpetual Shares.

Under the Amended DRIP, Perpetual will reserve the right to limit the amount of new equity available under any individual component of the Amended DRIP on any particular dividend payment date. Accordingly, participation may be prorated in certain circumstances. In the event of proration, a participating holder of Common Shares will receive from Perpetual the declared dividend on any Common Shares enrolled in the Amended DRIP for which the dividend is payable but cannot be reinvested under the Amended DRIP in accordance with such holder’s election.

No commissions, service charges or brokerage fees will be payable in connection with the purchase of Common Shares from Perpetual under either component of the Amended DRIP. Eligible holders of Common Shares who wish to participate in the Amended DRIP indirectly through a broker or other nominee will be advised to consult such broker or other nominee to confirm whether commissions, service charges or other fees are payable.

See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “The Arrangement – Procedure for Exchange of Securities”.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out in Section 3.1 of the Plan of Arrangement, which is attached as Exhibit “A” to Appendix “A” of this Information Circular, shall be deemed to occur in such order without any further act or formality, except as otherwise provided in the Plan of Arrangement.

Post-Arrangement Structure

The following diagram illustrates the organizational structure of Perpetual immediately following the completion of the Arrangement.

Upon the completion of the Arrangement, an aggregate of approximately 141,600,503 million Common Shares will be issued and outstanding, assuming that: (i) no rights of dissent (“Dissent Rights”) are exercised; and (ii) no Debentures are converted into Trust Units prior to the Effective Time.

See “The Arrangement – Effect of the Arrangement”, “Other Matters to be Considered at the Meeting” and “Appendix “D” – Information Concerning Perpetual”.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants of the Paramount Entities and various mutual conditions precedent.

The Arrangement Agreement is attached as Appendix “A” to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Unitholders voting at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Unitholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy.

Court Approvals

Interim Order

On May 10, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix “B” to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, PET will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 17, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta T2P 5P7. At the hearing, any Unitholder, and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon PET a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on June 11, 2010. Service of such notice shall be effected by service upon the solicitors for PET: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C.

The Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act. The Common Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Arrangement will not require registration under the U.S. Securities Act, pursuant to Section 3(a)(10) thereof.

PET has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, PET may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of the Paramount Entities to complete the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of mutual conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. See Section 4.1 of the Arrangement Agreement, which is attached as Appendix “A” to this Information Circular, for the full text of the specific conditions.

Upon the conditions being fulfilled or waived, the Paramount Entities intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The full text of the Arrangement Resolution is attached as Appendix “C” to this Information Circular.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Paramount Entities will apply for the Final Order approving the Arrangement on June 17, 2010. If the Final Order is obtained on June 17, 2010 in form and substance satisfactory to the Paramount Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, PET expects the Effective Date will be on or about June 30, 2010. It is not possible, however, to state with certainty when the Effective Date will occur as the Effective Date could be delayed, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 17, 2010.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Procedure for Exchange of Securities

Units

In order to receive their Common Shares on the completion of the Arrangement, each Unitholder must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed, duly executed Letter of Transmittal together with the certificates representing such holder’s Trust Units.

If a certificate(s) representing Units has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

No certificate(s) representing fractional Common Shares shall be issued under the Arrangement. In lieu of any fractional shares, each registered Trust Unit otherwise entitled to a fractional interest in a Common Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their non-registered Units on their behalf.

The use of the mail to transmit certificates representing Units and the Letter of Transmittal is at each Unitholder’s risk. PET recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Units being deposited or if the certificates representing Common Shares transferred in exchange for the Units are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by PET’s registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution (as such term is defined in the Letter of Transmittal). If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Units deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Units must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

From and after the Effective Time, certificates formerly representing Units exchanged pursuant to the Plan of Arrangement shall represent only the right to receive Common Shares to which the holders are entitled pursuant to the Arrangement.

Unitholders will not receive Common Shares or any distributions or dividends which may be declared thereon after the Effective Date until they submit the certificates for their Units to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Common Shares or any distributions or dividends which may have been declared thereon.

Debentures

As the Debentures trade in the “book entry” system and no certificates are issued to unregistered holders, no new certificates for Debentures will be issued to beneficial holders following completion of the Arrangement and beneficial holders of Debentures do not need to take any action.

PET Unit Incentive Rights

Holders of PET Unit Incentive Rights are not required to take any further action to receive their Perpetual Options.

PET Bonus Rights

Holders of PET Bonus Rights are not required to take any further action to receive their Perpetual Bonus Rights.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder’s Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix “B”, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix “I”. A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such holder dissents was adopted. Only registered Unitholders may dissent. Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Units. Accordingly, a beneficial owner of Units desiring to exercise Dissent Rights must make arrangements for the Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by PET or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the Unitholder. In such case, the written objection, described below, should set forth the number of Units covered by such written objection.

A Dissenting Unitholder must send to PET a written objection to the Arrangement Resolution, which written objection must be received by PET, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day prior to the Meeting. No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Units may not exercise the right to dissent in respect of only a portion of such holder’s Units, but may dissent only with respect to all of the Units held by the holder.

All Units held by Unitholders who exercise their Dissent Rights will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Perpetual and then cancelled at the time set out in the Plan of Arrangement. If such Unitholders ultimately are not entitled to be paid the fair value for the Units, such Units will be deemed to have been transferred to Perpetual in exchange for Common Shares in accordance with the Plan of Arrangement.

An application may be made to the Court by Perpetual or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder’s Units. If such an application to the Court is made by either Perpetual or a Dissenting Unitholder, Perpetual must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such person an amount considered by the board of directors of Perpetual to be the fair value of the Units held by such Dissenting Unitholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if Perpetual is the applicant, or within 10 days after Perpetual is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with Perpetual fixing the amount payable by Perpetual in respect of such holder’s Units at any time before the Court pronounces an order fixing the fair value of the Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against Perpetual and in favour of each of those Dissenting Unitholders, and fixing the time within which Perpetual must pay that amount payable to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Perpetual and the Dissenting Unitholder as to the payment to be made by Perpetual to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such Unitholder’s Units in the amount agreed to between Perpetual and the Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Unitholder may withdraw his dissent, or if the Arrangement has not yet become effective PET may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Unitholder will be discontinued.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices I and B, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of PEOC and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 30,366,923 Units, representing approximately 21.45% of the outstanding Units. Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of PEOC and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 30,366,923 Common Shares representing approximately 21.45% of the outstanding Common Shares (assuming no Dissent Rights are exercised and no Debentures are converted prior to the Effective Date).

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to, any officers, directors or employees of PET who will be employed by Perpetual.

None of the principal holders of Units or any director or officer of PEOC, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, PET or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or incorporated herein by reference.

Expenses of the Arrangement

The estimated costs to be incurred by PET with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1 million.

Stock Exchange Listings

The TSX has conditionally approved the substitutional listing of the Common Shares (including the Common Shares issuable upon conversion of the Debentures (to be assumed by Perpetual)) under the trading symbol “PMT” and the Debentures under their current trading symbols, upon completion of the Arrangement, subject to Perpetual fulfilling the requirements of the TSX, which requirements are expected to be met on or about the Effective Date or as soon as reasonably practicable thereafter. Upon completion of the Arrangement, application will be made to delist the Units from the TSX.

Other Regulatory Approvals

In addition to the approval of Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Securities Law Matters

Canada

All securities to be issued or transferred under the Arrangement, including, without limitation, Common Shares to be transferred to the Unitholders, will be issued or transferred in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, the Common Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by PET for approval of the Arrangement. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of PET, any recent significant decisions which would apply in this instance. Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts the issuance of securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 10, 2010 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on June 17, 2010 by the Court. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.

The Common Shares issuable to Unitholders pursuant to the Arrangement will be freely tradable under U.S. federal securities laws, except by Persons who are “affiliates” of Perpetual after the Arrangement or were affiliates of Perpetual within 90 days prior to the completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Common Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Common Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. If available, such affiliates (and former affiliates) may also resell such Common Shares pursuant to Rule 144 under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of the Common Shares received upon completion of the Arrangement. All holders of such Common Shares are urged to consult with legal advisors to ensure that the resale of their Common Shares complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP (corporate counsel), Felesky Flynn LLP (Canadian tax counsel) and Dorsey & Whitney LLP (United States securities and tax counsel) on behalf of PET. As at May 10, 2010, the partners and associates of each Burnet, Duckworth & Palmer LLP, Felesky Flynn LLP and Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units and less than 1% of the outstanding Debentures.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel for the Trust, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable in respect of the proposed Arrangement and the holding of Common Shares to Unitholders who, for purposes of the Tax Act and at all material times, hold their Trust Units and will hold their Common Shares as capital property and deal at arm’s length with and are not affiliated with the Trust or Perpetual.

Trust Units and Common Shares generally should be considered to be capital property to a Unitholder unless such Unitholder holds such Trust Units or Common Shares in the course of carrying on a business of buying and selling securities or such Unitholder has acquired such Trust Units or Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. A Unitholder who is a Canadian resident and might not otherwise be considered to hold its Trust Units or Common Shares as capital property may, in certain circumstances, be entitled to have them, and every other “Canadian security” (as defined in the Tax Act) owned by the taxpayer in the taxation year of the election and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Unitholder contemplating making such an election should first consult its own tax advisor.

This summary is not applicable to a Unitholder: (i) that is a “financial institution” within the meaning of Section 142.2 of the Tax Act; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; or (iv) to whom the “functional currency” reporting rules in Section 261 of the Tax Act apply. All such Unitholders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act and regulations thereunder (“Regulations”), counsel’s understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) in force as of the date hereof and specific proposals (the “Tax Proposals”) to amend the Tax Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed as, legal, business or tax advice, or representations to any particular Unitholder. Accordingly, Unitholders should consult with their own tax advisors for advice with respect to the Canadian tax consequences to them in their particular circumstances.

Unitholders Resident in Canada

This portion of the summary generally is applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

Unitholders

Pursuant to the Arrangement, Unitholders (other than Dissenting Unitholders) will receive one Common Share of Perpetual for each Trust Unit surrendered on the liquidation of the Trust. A Unitholder who surrenders Trust Units and receives Common Shares of Perpetual should be deemed to have disposed of each such Trust Unit for proceeds of disposition equal to the “adjusted cost base” (as defined in the Tax Act) (“ACB”) of such Trust Unit to the Unitholder immediately before the surrender. Therefore, the surrender of Trust Units generally should not result in a capital gain or capital loss to the Unitholder. The aggregate cost of the Common Shares received by a Unitholder should be equal to the aggregate ACB to such Unitholder of its Trust Units immediately before the surrender.

Dissenting Unitholders

Pursuant to the Arrangement, Trust Units held by Dissenting Unitholders will be deemed to have been transferred to the Trust and cancelled. Such Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Trust Units by Perpetual. A Dissenting Unitholder should be deemed to have disposed of the holder’s Trust Units for proceeds of disposition equal to the amount payable (except to the extent such amounts represent interest). Such holder should realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder’s ACB of the Trust Units. Interest awarded to a Dissenting Unitholder generally should be included in computing the income of such holder in the year in which it is received. Residents of Canada who are considering exercising their rights of dissent are urged to consult their own tax advisors as to the Canadian tax consequences of the Arrangement to them.

Taxation of Capital Gains and Capital Losses on Trust Units

To the extent that a Dissenting Unitholder recognizes a capital gain pursuant to the Arrangement as discussed above, generally one half of any capital gain (a “taxable capital gain”) recognized by a Dissenting Unitholder on a disposition or deemed disposition of Trust Units should be included in the holder’s income as a capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss (an “allowable capital loss”) recognized by such holder on a disposition or deemed disposition of Trust Units must be deducted from any taxable capital gains recognized by the holder in the year of disposition and any undeducted balance may be deducted in any of the three preceding taxation years or carried forward to any subsequent year and applied against net taxable capital gains realized in such years to the extent and under circumstances described in the Tax Act.

A Dissenting Unitholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Capital gains realized by a Dissenting Unitholder who is an individual may give rise to a liability for minimum tax under the Tax Act. Dissenting Unitholders who are individuals should consult their own tax advisors in this regard.

Dividends on Common Shares of Perpetual

A holder of Common Shares of Perpetual (“Perpetual Shareholder”) should be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Perpetual Shareholder’s Common Shares. In the case of a Perpetual Shareholder that is an individual (other than certain trusts), such taxable dividends should be subject to the gross up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” should be subject to an enhanced gross up and dividend tax credit regime in accordance with the rules in the Tax Act. In the case of a Perpetual Shareholder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year generally should be deductible in computing its taxable income for that taxation year.

The Tax Act also imposes a 33 1/3% refundable tax on dividends received by a corporation that is a “private corporation” or “subject corporation” for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income. This tax generally should be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation or a subject corporation. Taxable dividends received by a Perpetual Shareholder who is an individual (other than certain trusts) may result in such Perpetual Shareholder being liable for minimum tax under the Tax Act. Perpetual Shareholders who are individuals should consult their own tax advisors in this regard.

Taxation of Capital Gains and Losses on Common Shares of Perpetual

A disposition or a deemed disposition of a Common Share by a Perpetual Shareholder generally should result in the Perpetual Shareholder realizing a capital gain (or a capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Common Share are greater (or less) than the aggregate of the Perpetual Shareholder’s ACB thereof and any reasonable costs of disposition. The ACB of a Common Share generally should be the average of the cost of all Common Shares held by such Perpetual Shareholder as capital property.

A capital gain or a capital loss realized by a Perpetual Shareholder in respect of a disposition or a deemed disposition of Common Shares generally should be subject to Canadian taxation on the same basis as a capital gain or capital loss realized by a Dissenting Unitholder on a disposition of Trust Units, as described above under the heading “Unitholders Resident in Canada – Taxation of Capital Gains and Capital Losses on Trust Units” of this Section. However, in the case of a Perpetual Shareholder that is a corporation, the amount of any capital loss from the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received on the Common Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust.

Eligibility for Investment

Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which includes the TSX) or Perpetual continues to qualify as a “public corporation” (as defined in the Tax Act), and subject to the provisions of any particular registered plan or account, the Common Shares should be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans and tax-free savings accounts. However, the holder of a tax-free savings account that governs a trust which holds Common Shares should be subject to a penalty tax if the holder does not deal at arm’s length with Perpetual for the purposes of the Tax Act or if the holder has a “significant interest” (within the meaning of the Tax Act) in Perpetual or a corporation, partnership or trust with which Perpetual does not deal at arm’s length for the purposes of the Tax Act.

Non-Resident Unitholders

This portion of the summary applies to a Unitholder who is not a resident of Canada or is not deemed to be a resident of Canada for the purposes of the Tax Act (a “Non-Resident”), does not use or hold, and is not deemed to use or hold, Trust Units or Common Shares received upon the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.

Unitholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Taxable Canadian Property – Trust Units

A disposition or a deemed disposition of a Non-Resident’s Trust Units under the Arrangement should be subject to Canadian federal income tax if such Trust Units constitute “taxable Canadian property” as defined in the Tax Act at the time of the disposition, and the Non-Resident is not afforded relief from Canadian tax in respect of such disposition under an applicable tax convention between Canada and the Non-Resident’s jurisdiction of residence.

Trust Units normally should not be taxable Canadian property at a particular time provided that: (i) the Non-Resident persons with whom the Non-Resident does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a “mutual fund trust” (as defined in the Tax Act) at the particular time; and (iii) the Trust Units are not otherwise deemed to be “taxable Canadian property” (as defined in the Tax Act). Based on representations of PEOC as to certain factual matters, the Trust is currently a mutual fund trust for purposes of the Tax Act and is expected to continue to be a mutual fund trust at the time that the Trust Units are surrendered pursuant to the Arrangement.

A Non-Resident should consult its own tax advisor with respect to whether (i) its Trust Units constitute taxable Canadian property, or (ii) a tax convention between Canada and the Non-Resident’s jurisdiction of residence provides relief from Canadian taxation in respect of the disposition of its Trust Units.

Unitholders

Provided such Trust Unit constitutes taxable Canadian property of the Non-Resident, and the Non-Resident is not entitled to tax relief under an applicable tax treaty or convention, a Non-Resident who surrenders a Trust Unit and receives a Common Share pursuant to the Arrangement generally should be subject to Canadian taxation on the same basis as a Unitholder who is resident in Canada, as described above under “Unitholders Resident in Canada – Unitholders”. A Common Share received in exchange of a Trust Unit that is a taxable Canadian property should also be deemed to be a taxable Canadian property to the Non-Resident.

Dissenting Unitholders

Provided such Trust Unit constitutes taxable Canadian property of the Non-Resident Dissenting Unitholder, and the Non-Resident Dissenting Unitholder is not entitled to tax relief under an applicable tax treaty or convention, a Non-Resident Dissenting Unitholder who validly exercises its right to dissent pursuant to the Arrangement generally should be subject to Canadian taxation on the same basis as a Dissenting Unitholder who is resident in Canada, as described above under “Unitholders Resident in Canada – Dissenting Unitholders”. However, a Non-Resident Dissenting Unitholder should not be subject to Canadian federal tax on the payment of any interest.

Section 116 Clearance Certificate

Provided the Trust is a mutual fund trust (as defined in the Tax Act) at the time of the disposition, the Trust Units generally should be considered “excluded property” for purposes of Section 116 of the Tax Act. Consequently, there should be no obligation for a Non-Resident, PET or Perpetual to withhold and remit to the CRA a portion of the proceeds or deemed proceeds received in respect of a Trust Unit that is a taxable Canadian property of the Non-Resident. However, if the Trust Unit is a taxable Canadian property of the Non-Resident, the Non-Resident should be required to file a Canadian income tax return in respect of the disposition of the Trust Unit.

Part XIII.2 Tax

If a Trust Unit does not constitute taxable Canadian property of a Non-Resident Dissenting Unitholder, the Non-Resident Dissenting Unitholder may be subject to a 15% withholding tax pursuant to Part XIII.2 of the Tax Act on the amount paid in respect of such a Trust Unit. Perpetual will withhold and remit to the CRA 15% of the amount payable by Perpetual to a Non-Resident Dissenting Unitholder in respect of the fair value of a Trust Unit owned by the Non-Resident Dissenting Unitholder.

Provided the Non-Resident Dissenting Unitholder files a prescribed tax return on or before the time contemplated by Part XIII.2 of the Tax Act, any resulting loss on the deemed disposition of a Non-Resident Dissenting Unitholder’s Trust Units may be eligible to reduce the Non-Resident Dissenting Unitholder’s Part XIII.2 tax liability. Non-Residents who are considering exercising their rights of dissent are urged to consult their own tax advisors as to the Canadian tax consequences of the Arrangement to them.

Dividends on Common Shares of Perpetual

Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Perpetual Shareholder generally should be subject to Canadian withholding tax of 25% unless such rate is reduced by an applicable tax treaty or convention. Where the Non-Resident is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends generally should be reduced to 15%.

Taxable Capital Gains and Losses on Common Shares of Perpetual

A Non-Resident Perpetual Shareholder should not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless such shares constitute taxable Canadian property of the Non-Resident, and the Non-Resident is not afforded relief from Canadian tax in respect of such disposition under an applicable tax convention between Canada and the Non-Resident’s jurisdiction of residence.

Generally, Common Shares should not constitute taxable Canadian property of a Non-Resident provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) for the purposes of the Tax Act at the time of disposition; (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares, the Non-Resident, persons with whom the Non-Resident does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident together with such persons own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the capital stock of Perpetual; and (iii) the Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property. If a Trust Unit surrendered by the Unitholder was taxable Canadian property of the Unitholder, the Common Share received on the liquidation of the Trust should be deemed to be taxable Canadian property of the Unitholder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Common Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership, and disposition of Common Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Trust Units participating in the Arrangement or exercising Dissent Rights that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Trust Units participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement and the ownership, and disposition of Common Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership, and disposition of Common Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Trust Units or Common Shares of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Trust Units or Common Shares; and

•	any transaction, other than the Arrangement, in which Trust Units or Common Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies; (c) U.S. Holders that are that are broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Trust Units (or after the Arrangement, Common Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Trust Units (or after the Arrangement, Common Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Trust Units (or after the Arrangement, Common Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); and (i) U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Trust Units or Common Shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code: (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Trust Units (or after the Arrangement, Common Shares) in connection with carrying on a business in Canada; (d) persons whose Trust Units (or after the Arrangement, Common Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax and foreign tax consequences relating to the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Trust Units (or after the Arrangement, Common Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership Common Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders resulting from the Arrangement or the ownership and disposition of Common Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Taxable Transaction

The receipt of Common Shares pursuant to the Arrangement by a U.S. Holder should be a “taxable event” for United States federal income tax purposes, and the following U.S. federal income tax consequences should result for U.S. Holders:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Common Shares received in exchange for Trust Units pursuant to the Arrangement, and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Trust Units exchanged;

(b)	the tax basis of a U.S. Holder in the Common Shares received in exchange for Trust Units pursuant to the Arrangement would be equal to the fair market value of such Common Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Common Shares received in exchange for Trust Units pursuant to the Arrangement will begin on the day after the date of receipt.

Assuming that the Trust has not been classified as a “passive foreign investment company” (“PFIC”, as defined below) for any tax year in which a U.S. Holder held Trust Units, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Trust Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Trust Units generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Trust Units (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (b) the tax basis of such U.S. Holder in such Trust Units surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Trust Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Common Shares

Distributions With Respect to Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Perpetual, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Perpetual, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares, and (b) thereafter, as gain from the sale or exchange of such Common Shares (see more detailed discussion below under the heading “Disposition of Common Shares”). However, Perpetual may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by Perpetual with respect to Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For tax years beginning before January 1, 2011, a dividend paid by Perpetual generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Perpetual is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate or trust, and (c) certain holding period requirements are met. Perpetual generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) Perpetual is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if Perpetual satisfies one or more of such requirements, Perpetual will not be treated as a QFC if Perpetual is a PFIC for the tax year during which Perpetual pays a dividend or for the preceding tax year (see more detailed discussion below under the heading “Passive Foreign Investment Company Rules”).

If Perpetual is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate discussed in the preceding paragraph, a dividend paid by Perpetual to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Trust or Perpetual is or becomes a PFIC for any tax year in which a U.S. Holder held Trust Units or Common Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Common Shares received pursuant to the Arrangement. A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Special, and generally unfavourable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

The Trust does not believe that it qualified as a PFIC during the taxable year ended December 31, 2009 or any prior taxable years, and based on current business plans and financial projections, the Trust does not expect to be classified as a PFIC for its current taxable year.

Based on current business plans and financial projections, Perpetual does not expect to be classified as a PFIC for its current taxable year.

However, the determination of whether or not the Trust or Perpetual is a PFIC for any tax year is made on an annual basis and is based on the types of income the Trust or Perpetual earns and the types and value of the Trust’s or Perpetual’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Trust or Perpetual will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Trust or Perpetual concerning its PFIC status or that the Trust or Perpetual will not be, a PFIC for any taxable year.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning and disposing of Canadian dollars.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Perpetual Share Option Plan

At the Meeting, the Unitholders will be asked to consider and, if deemed advisable, approve the adoption of the Perpetual Share Option Plan which will authorize the Board of Directors of Perpetual to grant Perpetual Options to persons who are officers, directors, employees of, or consultants to Perpetual or its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of Perpetual and its subsidiaries (collectively, “Service Providers”). A copy of the Perpetual Share Option Plan is set out in Appendix “G” to this Information Circular.

The following disclosure assumes the Arrangement is completed and the Perpetual Share Option Plan for Perpetual is implemented.

In the event the Perpetual Share Option Plan is not approved by Unitholders at the Meeting, Perpetual will consider the provision of comparable compensation to its directors, officers and employees in the form of cash or by other appropriate arrangements.

If the Perpetual Share Option Plan is not approved by Unitholders at the Meeting, the outstanding PET Unit Incentive Rights shall be amended such that holders will thereafter be entitled to acquire Common Shares rather than Trust Units upon exercise of PET Unit Incentive Rights from and after the Effective Time, but otherwise the PET Unit Incentive Rights shall continue to be subject to the same terms and conditions as originally granted and the PET Unit Incentive Plan will be amended to give effect to the foregoing.

The Perpetual Share Option Plan is intended to afford persons who provide services to Perpetual an opportunity to obtain a proprietary interest in Perpetual by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Perpetual. The Perpetual Share Option Plan will permit the granting of Perpetual Options to officers, directors, employees, consultants and other service providers (“Optionees”) of Perpetual and its subsidiaries.

The maximum number of Common Shares issuable on exercise of Perpetual Options outstanding at any time under all security based compensation arrangements shall be limited, in the aggregate, to 10% of the issued and outstanding Common Shares. Upon the completion of the Arrangement, an aggregate of approximately 8,650,100 million Common Shares will be reserved for issuance, in the aggregate, pursuant to the Perpetual Share Option Plan, assuming that: (i) no Dissent Rights are exercised; (ii) no Units are issued pursuant to the exercise of outstanding PET Unit Incentive Rights and PET Bonus Rights prior to the Effective Time; and (iii) the Perpetual Share Option Plan is approved at the Meeting. Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Perpetual Options, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Perpetual Options outstanding at any time and any increase in the number of Perpetual Options granted, upon exercise, makes new grants available under the Perpetual Share Option Plan. Perpetual Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Perpetual Options pursuant to the Perpetual Share Option Plan.

The number of Common Shares issuable pursuant to Perpetual Options granted under the Perpetual Share Option Plan or any other security based compensation arrangements of Perpetual: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares. In addition, the number of Common Shares issuable at any time pursuant to Perpetual Options to directors that are not officers or employees of Perpetual or its subsidiaries may not in the aggregate exceed 2% of the outstanding Common Shares. Perpetual Options granted under the Perpetual Share Option Plan are personal to the Optionee and are not assignable except to a “permitted assign” which means, for an Optionee, (i) an executor, trustee, custodian or administrator acting on behalf of, or for the benefit of the Optionee; (ii) a holding entity of the Optionee; (iii) a RRSP, RRIF, or TFSA of the Optionee; (iv) a spouse of the Optionee; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Optionee; (vi) a holding entity of the spouse of the Optionee; or (vii) a registered charity or foundation.

Perpetual Options will have a term not to exceed five years and, subject to the terms of the Perpetual Share Option Plan, will vest in such manner as determined by the Board of Directors of Perpetual. In the absence of any determination to the contrary, Perpetual Options will vest and be exercisable as to one-fourth on each of the first, second, third and fourth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Board of Directors. If a Perpetual Option is set to expire within any “Black Out Period” (as such term is defined in the Perpetual Share Option Plan) or within ten (10) business days following the end of a Black Out Period and the Optionee is subject to the Black Out Period, the expiry date of the Perpetual Option shall be extended for ten (10) business days following the Black Out Period.

The exercise price of any Perpetual Options granted will be determined by the Board of Directors at the time of grant, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five consecutive trading days immediately preceding the date of grant. Notwithstanding the foregoing, Perpetual Options granted in exchange for and in substitution for PET Unit Incentive Rights outstanding as at the Effective Date of the Arrangement shall have the same exercise price as the PET Unit Incentive Rights on the date of exchange and shall vest and expire on the same dates as previously existed under the PET Unit Incentive Rights.

The Perpetual Share Option Plan provides Optionees with an election, if permitted by the Board of Directors, for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Perpetual Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender each Perpetual Option in exchange for the issuance by Perpetual of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Perpetual Share Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Perpetual Option. In addition, the Perpetual Share Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Perpetual to surrender any of the Perpetual Options held by such person for an amount (not to exceed the fair market value) specified therein by the Optionee and Perpetual may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.

If an Optionee ceases to be a Service Provider for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), succeeding his ceasing to be a Service Provider to exercise Perpetual Options held to the extent that the Optionee was entitled to exercise the options at the date of such cessation.

At the sole discretion of the Board of Directors of Perpetual, vesting of Perpetual Options may be accelerated and all unexercised Options may be exercised prior to the expiry date of such Perpetual Option upon the effective date of a “change of control” of Perpetual or its subsidiaries and affiliates. A “change of control” is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates: (a) the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Common Shares which in the aggregate total 20% or more of the then outstanding issued Common Shares, as the case may be; or (b) a “take-over bid” as such term is defined in Multilateral Instrument 62-104.

Without the prior approval of the shareholders of Perpetual, as may be required by such exchange, the Board of Directors may not: (i) make any amendment to the Perpetual Share Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Perpetual Options at any time, (ii) reduce the exercise price of any outstanding Perpetual Options, (iii) extend the term of any outstanding Perpetual Option beyond the original expiry date of such Perpetual Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) increase the maximum number of Common Shares issuable to directors who are not officers or employees of Perpetual or its subsidiaries, (vi) make any amendment to the Perpetual Share Option Plan to permit an Optionee to transfer or assign Perpetual Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Perpetual Share Option Plan. Subject to the restrictions set out above, the Board of Directors of Perpetual may amend or discontinue the Perpetual Share Option Plan and Perpetual Options granted thereunder without shareholder approval; provided any amendment to the Perpetual Share Option Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Perpetual Share Option Plan or Perpetual Options granted pursuant to the Perpetual Share Option Plan may be made with out the consent of the Optionee, if it adversely alters or impairs any Perpetual Option previously granted to such Optionee.

The policies of the TSX require that the Perpetual Share Option Plan be approved every three years by shareholders of Perpetual.

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the adoption by Perpetual of the Perpetual Share Option Plan:

“BE IT RESOLVED THAT the Share Option Plan of Perpetual Energy Inc., in a form substantially as set forth in Appendix “G” of the Information Circular and Proxy Statement of Paramount Energy Trust dated May 10, 2010, be and the same is hereby authorized and approved.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Unitholders, who vote in person or by proxy at the Meeting. Unless otherwise directed, it is management’s intention to vote the proxies in favour of the foregoing resolution.

Approval of the Perpetual Bonus Rights Plan

At the Meeting, the Unitholders will be asked to consider and, if deemed advisable, approve the adoption of the Perpetual Bonus Rights Plan which will authorize the Board of Directors of Perpetual to grant Perpetual Bonus Rights to persons who are employees, officers, directors or consultants of Perpetual or its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of Perpetual and its subsidiaries (collectively, “Service Providers”). A copy of the Perpetual Bonus Rights Plan is set out in Appendix “H” to this Information Circular.

The following disclosure assumes the Arrangement is completed and the Perpetual Bonus Rights Plan for Perpetual is implemented.

In the event the Perpetual Bonus Rights Plan is not approved by Unitholders at the Meeting, Perpetual will consider the provision of comparable compensation to its directors, officers and employees in the form of cash or by other appropriate arrangements.

If the Perpetual Bonus Rights Plan is not approved by Unitholders at the Meeting, the outstanding PET Bonus Rights shall be amended such that holders will thereafter be entitled to acquire Common Shares rather than Trust Units upon exercise of PET Bonus Rights from and after the Effective Time, but otherwise the PET Bonus Rights Plan shall continue to be subject to the same terms and conditions as originally granted and the PET Bonus Rights Plan will be amended to give effect to the foregoing.

The Perpetual Bonus Rights Plan is intended to provide a combination of short term and long term incentives to persons who provide services to Perpetual as part of their bonus compensation for services provided during the preceding calendar year. The Perpetual Bonus Rights Plan will permit the granting of Perpetual Bonus Rights to officers, directors, employees, consultants and other service providers (“Bonus Right Holders”) of Perpetual and its subsidiaries.

The maximum number of Common Shares issuable on exercise of Perpetual Bonus Rights outstanding at any time under all security based compensation arrangements shall be limited, in the aggregate, to 10% of the issued and outstanding Common Shares. Upon the completion of the Arrangement, an aggregate of approximately 282,476 Common Shares will be reserved for issuance in the aggregate pursuant to the Perpetual Bonus Rights Plan, assuming that: (i) no Dissent Rights are exercised; (ii) no Units are issued pursuant to the exercise of outstanding PET Unit Incentive Rights and PET Bonus Rights prior to the Effective Time; and (iii) the Perpetual Bonus Rights Plan is approved at the Meeting. Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Perpetual Bonus Rights, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Perpetual Bonus Rights outstanding at any time and any increase in the number of Perpetual Bonus Rights granted, upon exercise, makes new grants available under the Perpetual Bonus Rights Plan. Perpetual Bonus Rights that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Perpetual Bonus Rights pursuant to the Perpetual Bonus Rights Plan.

The number of Common Shares issuable pursuant to Perpetual Bonus Rights granted under the Perpetual Bonus Rights Plan or any other security based compensation arrangements of Perpetual: (i) to any one service provider may not at any time exceed 5% of the outstanding Common Shares (ii) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (iii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares. In addition, the number of Common Shares issuable at any time pursuant to Perpetual Bonus Rights to directors that are not officers or employees of Perpetual or its subsidiaries may not in the aggregate exceed 2% of the outstanding Common Shares. Perpetual Bonus Rights granted under the Perpetual Bonus Rights Plan are personal to the Bonus Rights Holder and are not assignable except to a “permitted assign” which means, for a Bonus Right Holder, (i) an executor, trustee, custodian or administrator acting on behalf of, or for the benefit of the Bonus Right Holder; (ii) a holding entity of the Bonus Right Holder; (iii) a RRSP, RRIF, or TFSA of the Bonus Right Holder; (iv) a spouse of the Bonus Right Holder; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Bonus Right Holder; (vi) a holding entity of the spouse of the Bonus Right Holder; or (vii) a registered charity or foundation.

Perpetual Bonus Rights will have a term not to exceed five years and, subject to the terms of the Perpetual Bonus Rights Plan, will vest in such manner as determined by the Board of Directors of Perpetual. In the absence of any determination to the contrary, Perpetual Bonus Rights will vest and be exercisable as to one-third on each of the grant date, first and second anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Board of Directors. If a Perpetual Bonus Right is set to expire within any “Black Out Period” (as such term is defined in the Perpetual Bonus Rights Plan) or within ten (10) business days following the end of a Black Out Period and the Bonus Right Holder is subject to the Black Out Period, the expiry date of the Perpetual Bonus Right shall be extended for ten (10) business days following the Black Out Period.

The exercise price of any Perpetual Bonus Rights granted will be $0.01 per Common Share. In addition, the number of Perpetual Bonus Rights (whether exercisable or not) of a Bonus Right Holder will be increased on a dollar for dollar basis by the amount of any monthly dividends which would have accumulated to the Bonus Right Holder if the Perpetual Bonus Rights were held as Common Shares by the Bonus Right Holder enrolled in the Distribution Reinvestment component of Perpetual’s Premium Distribution™ and Distribution Reinvestment Plan from the day of the grant of the Perpetual Bonus Rights up to and including the date of delivery of an exercise notice by a Bonus Right Holder with respect to such Perpetual Bonus Rights. Notwithstanding the foregoing, Perpetual Bonus Rights granted in exchange for and in substitution for PET Bonus Rights outstanding as at the Effective Date of the Arrangement shall have the same exercise price as the PET Bonus Rights on the date of exchange and shall vest and expire on the same dates as previously existed under the PET Bonus Rights.

The Perpetual Bonus Rights Plan provides Bonus Right Holders with an election, if permitted by the Committee, for a cashless exercise (“Cashless Exercise”) of a Bonus Right Holder’s vested and exercisable Perpetual Bonus Rights. If a Bonus Right Holder elects a Cashless Exercise the Bonus Right Holder shall surrender each Perpetual Bonus Right in exchange for the issuance by Perpetual of that number of Common Shares equal to the number determined by dividing the closing price of the Common Shares on the TSX on the date of exercise of such Perpetual Bonus Rights into the difference between such closing price and the exercise price of such Perpetual Bonus Right. In addition, the Perpetual Bonus Rights Plan also provides that a Bonus Right Holder has the right to make an offer (the “Surrender Offer”) to Perpetual to surrender any of the Perpetual Bonus Rights held by such person for an amount (not to exceed the fair market value) specified therein by the Bonus Right Holder and Perpetual may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.

If a Bonus Right Holder ceases to be a Service Provider for any reason, the Bonus Right Holder shall have a period not in excess of thirty days as prescribed at the time of grant (six months in the case of death), succeeding his ceasing to be a Service Provider to exercise Perpetual Bonus Rights held to the extent that the Bonus Right Holder was entitled to exercise the Perpetual Bonus Rights at the date of such cessation.

At the sole discretion of the Board of Directors of Perpetual, vesting of Perpetual Bonus Rights may be accelerated and all unexercised Perpetual Bonus Rights may be exercised prior to the expiry date of such Perpetual Bonus Rights upon the effective date of a “change of control” of Perpetual or its subsidiaries and affiliates. A “change of control” is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates: (a) the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Common Shares which in the aggregate total 20% or more of the then outstanding issued Common Shares, as the case may be; or (b) a “take-over bid” as such term is defined in Multilateral Instrument 62-104.

Without the prior approval of the shareholders of Perpetual, as may be required by such exchange, the Board of Directors may not: (i) make any amendment to the Perpetual Bonus Rights Plan to increase the percentage of Common Shares issuable on exercise of outstanding Perpetual Bonus Rights at any time, (ii) reduce the exercise price of any outstanding Perpetual Bonus Rights, (iii) extend the term of any outstanding Perpetual Bonus Right beyond the original expiry date of such Perpetual Bonus Right, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) increase the maximum number of Common Shares issuable to directors who are not officers or employees of Perpetual or its subsidiaries, (vi) make any amendment to the Perpetual Bonus Rights Plan to permit a Bonus Right Holder to transfer or assign Perpetual Bonus Rights to a new beneficial Bonus Right Holder other than in the case of death of the Bonus Right Holder, or (vii) amend the restrictions on amendments that are provided in the Perpetual Bonus Rights Plan. Subject to the restrictions set out above, the board of the directors of Perpetual may amend or discontinue the Perpetual Bonus Rights Plan and Perpetual Bonus Rights granted thereunder without shareholder approval; provided any amendment to the Perpetual Bonus Rights Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Perpetual Bonus Rights Plan or Perpetual Bonus Rights granted pursuant to the Perpetual Bonus Rights Plan may be made with out the consent of the Bonus Right Holder, if it adversely alters or impairs any Perpetual Bonus Right previously granted to such Bonus Right Holder.

The policies of the TSX require that the Perpetual Bonus Rights Plan be approved every three years by shareholders of Perpetual.

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the adoption by Perpetual of the Perpetual Bonus Rights Plan:

“BE IT RESOLVED THAT the Bonus Rights Plan of Perpetual Energy Inc., in a form substantially as set forth in Appendix “H” of the Information Circular and Proxy Statement of Paramount Energy Trust dated May 10, 2010, be and the same is hereby authorized and approved.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Unitholders, who vote in person or by proxy at the Meeting. Unless otherwise directed, it is management’s intention to vote the proxies in favour of the foregoing resolution.

Appointment of Trustee of the Trust

The PET Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the earlier of the next annual meeting or the dissolution of the Trust under the Arrangement.

Election of Directors of PEOC

The directors of PEOC to be elected at the Meeting will hold office until the next annual meeting or until their successors are elected or appointed.

The articles of PEOC provide for a minimum of three directors and a maximum of eleven directors. The Board of Directors has determined to fix the number of directors to be elected at the Meeting at eight (8) members. Unitholders will be asked to elect all eight (8) of the members of the Board of Directors by a vote of Unitholders at a meeting of Unitholders held in accordance with the PET Trust Indenture.

The eight (8) nominees for election as directors of PEOC by Unitholders are as follows:

Clayton H. Riddell

Susan L. Riddell Rose

Karen A. Genoway

Randall E. Johnson

Donald J. Nelson

Howard R. Ward

Robert A. Maitland

Geoffrey C. Merritt

The names and provinces and countries of residence of the eight (8) persons nominated for election as directors of PEOC by Unitholders, the number of Trust Units of the Trust beneficially owned, or controlled or directed, directly or indirectly, the offices held by each in PEOC, the time served as director, and the principal occupation of each are as follows:

Name and Province of Residence	Number of Trust Units Beneficially Owned, or Controlled or Directed, Directly or Indirectly (6)		Offices Held and Time as Director	Principal Occupation

Clayton H. Riddell Alberta, Canada	28,661,178	(7)	Director since June 2002	Chairman and Chief Executive Officer of Paramount Resources Ltd. and Chairman of PEOC

Name and Province of Residence	Number of Trust Units Beneficially Owned, or Controlled or Directed, Directly or Indirectly (6)	Offices Held and Time as Director	Principal Occupation

Susan L. Riddell Rose (5) Alberta, Canada	1,124,436	Director since June 2002	President and Chief Executive Officer of PEOC

Karen A. Genoway (2), (3), (4) Alberta, Canada	29,442	Director since June 2002	Vice President, Land of Onyx 2006 Inc., a private company

Randall E. Johnson (1), (2), (3) Alberta, Canada	6,895	Director since June 2006	Independent Businessman

Donald J. Nelson (4), (5) Alberta, Canada	46,693	Director since June 2002	President of Fairway Resources Inc., an oil and gas consulting firm

Howard R. Ward (2), (3), (5) Alberta, Canada	59,535	Director since June 2002	Partner with International Energy Counsel LLP, a law firm

Robert A. Maitland (1), (2), (3), (8) Alberta, Canada	281,004	Director since February 2008	Independent Businessman

Geoffrey C. Merritt (9) Alberta, Canada	Nil	Nominee Director	Independent Businessman. Prior thereto President and Chief Executive Officer of Masters Energy Inc. from August 2003 to April 2009

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Corporate Governance Committee.
(4)	Member of Reserves Committee.
(5)	Member of Environmental, Health & Safety Committee.
(6)	All voting security ownership is to the best of the knowledge of the directors and executive officers of PEOC as at May 10, 2010.
(7)	Mr. Riddell holds 442,588 Trust Units directly. Most of Mr. Riddell’s indirect ownership of Trust Units is held through Dreamworks Investment Holdings Ltd., which holds 23,519,419 Units and Treherne Resources Ltd., which holds 1,850,078 Units. Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd. and Treherne Resources Ltd. A further 521,575 Trust Units are held by Mr. Riddell’s spouse. A further 2,327,518 Trust Units are held by the Riddell Family Charitable Foundation.
(8)	Mr. Maitland was a director of Military International Ltd., which was cease traded on December 11, 2002 for failure to file financial statements.
(9)	It is anticipated that Mr. Merritt will be appointed as a member of the Audit Committee, Reserves Committee and Environmental Health & Safety Committee upon election as a director or PEOC.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, to the knowledge of PET, no proposed director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including PET) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors of the Trust

The PET Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders or the Effective Date. KPMG LLP have been the auditors of the Trust since its formation on June 28, 2002.

Unitholders are hereby informed that PEOC will pass a shareholders resolution in writing to elect each of the directors elected by the Unitholders as directors of PEOC and to appoint the auditors of the Trust as the auditors of PEOC.

Certain information regarding the audit committee, including the fees paid to the Trust’s auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the AIF, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of PET to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax, email or oral communication by directors, officers, employees or agents of PET who will be specifically remunerated therefore. All costs of the solicitation for the Meeting will be borne by PET.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Units.

The Persons named in the enclosed form of proxy are directors and officers of PEOC. A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting, other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The form of proxy must be received by Computershare Trust Company of Canada by 9:00 a.m. (Calgary time) on Tuesday, June 15, 2010 or the second last Business Day immediately preceding the date of any adjournment of the Meeting. Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the second last Business Day immediately preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The record date for determination of Unitholders entitled to receive notice of and to vote at the Meeting is April 30, 2010. Only Unitholders whose names have been entered in the applicable register of Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Units who acquire Units after the Record Date will not be entitled to vote such Units at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with PET).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. In the absence of such direction, the Units will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of PET knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

The Trust is authorized to issue an unlimited number of Trust Units. As at May 10, 2010, 141,600,503 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units. As at May 10, 2010, no special voting units were issued and outstanding.

The record date of the Meeting has been fixed by the Board of Directors at the close of business on April 30, 2010.

To the best of the knowledge of the Trustee, and the executive officers of PEOC, there is no person or corporation which beneficially owns or controls or directs, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted on at the Meeting, except as set forth in the table below.

Name	Number of Units	Percent of Class

Clayton H. Riddell	28,661,178	20.2%

Procedure and Votes Required

The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

•	each Trust Unit will entitle a Unitholder to one vote at the Meeting;

•	the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting; and

•

the quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, it shall be adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting and notice is to be given at least 10 days prior to the date of the adjourned meeting.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust’s annual audited consolidated comparative financial statements for the year ended December 31, 2009 and 2008 and the related management’s discussion and analysis. Copies of the Trust’s financial statements and related management’s discussion and analysis are available upon request from PET at Suite 3200, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5, Attention: Vice President, Finance and Chief Financial Officer, Telephone (403) 269-4400.

AUDITORS’ CONSENT

We have read the Information Circular and Proxy Statement dated May 10, 2010 with respect to a plan of arrangement involving, among others, Paramount Energy Trust (the “Trust”), Paramount Energy Operating Corp. and Perpetual Energy Inc. and the unitholders of the Trust. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular and Proxy Statement of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008 and the consolidated statements of earnings and deficit and cash flows for each of the years then ended. Our report is dated March 8, 2010.

(signed) “KPMG LLP”

Chartered Accountants
Calgary, Alberta
May 10, 2010

APPENDIX “A”

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 10th day of May, 2010.

AMONG:

PARAMOUNT ENERGY TRUST, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta (“PET” or the “Trust”)

- and -

PARAMOUNT ENERGY OPERATING CORP., a body corporate incorporated under the laws of the Province of Alberta (“PEOC”)

- and -

PERPETUAL ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta (“Perpetual”)

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units of the Trust;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, all capitalized terms which are used in this Arrangement Agreement and not otherwise defined herein shall have the meanings given to such terms in the Plan of Arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6	Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	Entire Agreement

This Agreement, together with Exhibit A attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9	Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

As soon as reasonably practicable, PET, PEOC and Perpetual (collectively, the “Paramount Entities”) shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the special resolution of the Unitholders approving the Arrangement (the “Arrangement Resolution”);

(b)	subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)	structure the Arrangement such that the issuance of the Common Shares under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

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(d)	subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar appointed under Section 263 of the ABCA (the “Registrar”) Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1	Covenants of the Paramount Entities

Each of the parties covenants and agrees that it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)	use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(h)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(i)	not, except in the ordinary course of business or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory or other entity (collectively, a “Person”) or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

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(k)	cause Perpetual to take all action necessary to give effect to the transaction contemplated by this Agreement and the Arrangement;

(l)	reserve and authorize for issuance the Common Shares issuable pursuant to the Arrangement;

(m)	prior to the Effective Date, make application to list the Common Shares issuable, and the Debentures assumed by Perpetual pursuant to the Arrangement on the Toronto Stock Exchange (“TSX”); and

(n)	enter into supplemental debenture indentures in respect of the Debenture Assumption Agreement on or prior to the Effective Time.

3.2	Amendments to the PET Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the PET Trust Indenture, if necessary, shall be amended in a manner satisfactory to the Paramount Entities, acting reasonably, as necessary to facilitate the Arrangement.

3.3	Amendments to the POT Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the POT Trust Indenture, if necessary, shall be amended in a manner satisfactory to the Paramount Entities, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Paramount Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Paramount Entities, acting reasonably, not later than May 15, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Paramount Entities, acting reasonably, not later than June 30, 2010 or such later date as the parties hereto may agree;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Paramount Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e)	no material action or proceeding shall be pending or threatened by any Person and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

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(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from PET’s principal lenders;

(g)	there shall not, as of the Effective Date, be holders of Units that hold, in aggregate, in excess of 5% of all outstanding Units, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(h)	the TSX shall have conditionally approved the listing or the substitutional listing of the Common Shares to be issued pursuant to the Arrangement and of the Debentures as assumed by Perpetual pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2	Notice and Effect of Failure to Comply with Conditions

If any of the conditions precedents set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3	Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

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6.2	Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Arrangement shall not have become effective on or before July 31, 2010 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2	No Assignment

No party may assign its rights or obligations under this Agreement.

7.3	Exclusivity

None of the covenants of the Paramount Entities contained herein shall prevent the board of directors of PEOC or Perpetual from responding as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Trust’s securityholders with respect thereto which in the judgment of the board of directors of PEOC or Perpetual, acting upon the advice of outside counsel, is required under applicable law.

7.4	Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

7.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

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7.6	Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7	Time of Essence

Time shall be of the essence.

7.8	Liability of the Trust

The parties hereto acknowledge that, except to the extent that PEOC is entering into this Agreement in its own right, PEOC is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust, the Trustee or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the assets of the Trust in accordance with the PET Trust Indenture as amended from time to time.

7.9	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

PARAMOUNT ENERGY TRUST, by PARAMOUNT ENERGY OPERATING CORP. (as attorney-in-fact and agent of Computershare Trust Company of Canada)

Per:	(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose President and Chief Executive Officer

PARAMOUNT ENERGY OPERATING CORP.

Per:	(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose President and Chief Executive Officer

PERPETUAL ENERGY INC.

Per:	(signed) “Susan L. Riddell Rose”
Susan L. Riddell Rose President and Chief Executive Officer

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EXHIBIT A

Plan of Arrangement under Section 193

of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.25% Debentures” means the 6.25% convertible unsecured subordinated debentures of PET due June 30, 2010;

(b)	“6.50% Debentures” means the 6.50% convertible unsecured subordinated debentures of PET due June 30, 2012;

(c)	“7.00% Debentures” means the 7.00% convertible unsecured junior subordinated debentures of PET due December 31, 2015 which are anticipated to be issued by the Trust on or about May 26, 2010;

(d)	“7.25% Debentures” means the 7.25% convertible unsecured subordinated debentures of PET due January 31, 2015;

(e)	“ABCA” means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(f)	“Amalco Shares” means common shares of Amalco;

(g)	“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

(h)	“Amalgamating Corporations” means Perpetual, Profound, POT AcquisitionCo, Starboard and NumberCo and “Amalgamating Corporation” means either one of them;

(i)	“Amended DRIP” means the Premium Dividend™ and Dividend Reinvestment Plan of Perpetual which will be the amended and restated version of the DRIP;

(j)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(k)	“Arrangement Agreement” means the agreement dated as of May 10, 2010 among PET, PEOC and Perpetual with respect to the Arrangement and all amendments thereto;

(l)	“Arrangement Parties” means PET, PEOC, POT, the Amalgamating Corporations, Amalco and the Perpetual Partnership;

(m)	“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(n)	“Asset Transfer Agreement” means the asset transfer agreement between PET and POT AcquisitionCo whereby PET transfers and sets over to POT AcquisitionCo all of its assets except for the Excluded Assets;

(o)	“Assumption of Liabilities Agreement” means the assumption of liabilities agreement between Perpetual and PET whereby PET assigns and sets over to Perpetual all of the liabilities and obligations of PET, actual and contingent, and Perpetual assumes and becomes liable to pay, satisfy, discharge, observe, perform and fulfill all of the liabilities and obligations of PET, actual and contingent;

(p)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(q)	“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(r)	“Common Shares” means the common shares in the capital of Perpetual;

(s)	“Court” means the Court of Queen’s Bench of Alberta;

(t)	“Debenture Assumption Agreement” means the agreement among the Debenture Trustee, PET and Perpetual to be entered into and become effective at the time set forth in this Arrangement, pursuant to which Perpetual will assume all the covenants and obligations of PET under the Debenture Indenture;

(u)	“Debenture Indenture” means, collectively, the debenture indentures and supplemental indentures, as applicable providing for the issuance and governing the terms and conditions of the Debentures, in each case among PET, PEOC and the Debenture Trustee;

(v)	“Debenture Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Debenture Indenture;

(w)	“Debentures” means, collectively, the 6.25% Debentures, 6.50% Debentures, 7.00% Debentures and 7.25% Debentures;

(x)	“Debentureholders” means holders from time to time of the Debentures;

(y)	“Depositary” means Computershare Investor Services Inc., or such other person as may be designated by Perpetual and set out in the Letter of Transmittal;

(z)	“Dissent Obligations” means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Unitholders;

(aa)	“Dissenting Unitholders” means registered holders of Trust Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(bb)	“DRIP” means the Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan of the Trust;

(cc)	“Effective Date” means the date on which the Articles of Arrangement and Plan Arrangement are filed with the Registrar and the Arrangement is effective under the ABCA;

(dd)	“Effective Time” means 11:59 p.m. on the Effective Date;

(ee)	“Excluded Assets” means the POT Interest and the shares of Perpetual, Profound and POT AcquisitionCo owned by PET;

(ff)	“Final Order” means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

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(gg)	“Information Circular” means the information circular and proxy statement to be prepared by PET and forwarded as part of the proxy solicitation materials to holders of Trust Units in respect of the Meeting;

(hh)	“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ii)	“Letter of Transmittal” means the letter of transmittal accompanying the Information Circular sent to the Unitholders pursuant to which Unitholders are required to deliver certificates representing Units to receive the Common Shares issuable to them pursuant to the Arrangement;

(jj)	“Meeting” means the annual and special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(kk)	“Non-Resident” means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(ll)	“NumberCo” means 1143046 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of POT;

(mm)	“PEOC” means Paramount Energy Operating Corp., a corporation incorporated under the ABCA, a wholly-owned subsidiary of PET and the trustee of POT;

(nn)	“Perpetual” or “Amalco” means Perpetual Energy Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of PET and which also will be the corporation resulting from the Amalgamation of the Amalgamating Corporations as part of the Arrangement;

(oo)	“Perpetual Bonus Rights” means the rights exercisable for Common Shares under and pursuant to the Perpetual Bonus Rights Plan;

(pp)	“Perpetual Bonus Rights Plan” means Perpetual’s bonus rights plan;

(qq)	“Perpetual Options” means the options exercisable for Common Shares under and pursuant to the Perpetual Share Option Plan;

(rr)	“Perpetual Partnership” means a general partnership to be formed under the Partnership Act (Alberta) and this Arrangement with the general partners being Perpetual and POT;

(ss)	“Perpetual Partnership Agreement” means the partnership agreement providing for the formation of the Perpetual Partnership;

(tt)	“Perpetual Share Option Plan” means Perpetual’s share option plan;

(uu)	“PET” means Paramount Energy Trust, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta;

(vv)	“PET Bonus Rights” means the rights exercisable for Trust Units under and pursuant to the PET Bonus Rights Plan;

(ww)	“PET Bonus Rights Plan” means PET’s bonus rights plan;

(xx)	“PET Trust Indenture” means the amended and restated trust indenture made as August 1, 2002 among the Trustee, BMO Nesbitt Burns Inc. and PEOC;

(yy)	“PET Unit Incentive Plan” means PET’s unit incentive plan;

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(zz)	“PET Unit Incentive Rights” means the rights exercisable for Trust Units under and pursuant to the PET Unit Incentive Plan;

(aaa)	“POT” means Paramount Operating Trust, a trust formed under the laws of the Province of Alberta;

(bbb)	“POT AcquisitionCo” means POT Acquisition Company Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of POT;

(ccc)	“POT Interest” means the income and capital interests in POT;

(ddd)	“POT Subsidiary Shares” means all of the issued and outstanding shares of POT AcquisitionCo, Profound and NumberCo owned by POT;

(eee)	“POT Trust Indenture” means the amended and restated trust indenture made as of August 1, 2002 between PEOC, as trustee, and CIBC World Markets Inc., as settlor;

(fff)	“Profound” means Profound Energy Inc., a corporation incorporated under the ABCA, all the shares of which are owned by POT and PET;

(ggg)	“Share Distribution Agreement” means the share distribution agreement between POT and PET whereby POT distributes and sets over to PET the POT Subsidiary Shares;

(hhh)	“Starboard” means Starboard Gas W3 Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of POT AcquisitionCo;

(iii)	“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(jjj)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(kkk)	“Unitholders” means holders of Trust Units;

(lll)	“Trust Units” or “Units” means trust units of PET; and

(mmm)	“Trustee” means Computershare Trust Company of Canada, as trustee under the PET Trust Indenture and the Debenture Indenture, as applicable.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

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1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1 The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

The purpose of the Arrangement is to effect a reorganization and restructuring of PET in a manner that provides consistent and equitable treatment among Unitholders, Debentureholders, holders of PET Unit Incentive Rights and PET Bonus Rights and maintains the goodwill and indirectly-owned businesses of PET in Perpetual as a publicly listed going concern. The reorganization will: (i) result in Unitholders (other than Dissenting Unitholders) becoming holders of Common Shares; (ii) provide that Perpetual assume all of the obligations of PET for and under the Debentures; and (iii) provide that the PET Unit Incentive Rights and PET Bonus Rights be converted into Perpetual Options and Perpetual Bonus Rights, respectively, to acquire equivalent numbers of Common Shares.

2.2 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.3 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Unitholders; (ii) Debentureholders; (iii) holders of PET Unit Incentive Rights; (iv) holders of PET Bonus Rights; (v) the Arrangement Parties.

2.4 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1 Commencing at the Effective Time and all on the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the PET Trust Indenture and Other Constating Documents

(a)	PET Trust Indenture and other constating documents of PET shall be amended to provide for the transfer of the Units held by Dissenting Unitholders to PET and to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein including, without limitation, to the extent necessary to provide for the termination of PET and the distribution of PET’s income to the Unitholders before PET’s dissolution;

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Amendments to the POT Trust Indenture and Other Constating Documents

(b)	the POT Trust Indenture and other constating documents of POT shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Share Distribution by POT of the POT Subsidiary Shares

(c)	POT will distribute the POT Subsidiary Shares to PET in partial satisfaction of PET’s capital interest in POT and the Share Distribution Agreement shall be entered into and shall become effective;

Asset Transfer by PET of Certain of its Assets to POT AcquisitionCo

(d)	in accordance with the Asset Transfer Agreement, PET will transfer all of its assets, except for the Excluded Assets, to POT AcquisitionCo in exchange for (i) the assumption by POT AcquisitionCo of all of PET’s outstanding indebtedness or liabilities of any kind whatsoever, including the Debentures, as further evidenced by Perpetual, as successor by amalgamation to POT AcquisitionCo, entering into the Debentures Assumption Agreement and the Assumption of Liabilities Agreement, as provided for in Articles 3.1(i) and (o) below, and (ii) the issuance by POT AcquisitionCo to PET of three hundred additional common shares of POT AcquisitionCo, and the Asset Transfer Agreement shall be entered into and shall become effective;

The Amalgamation and Creation of Amalco

(e)	the Amalgamating Corporations shall amalgamate pursuant to the ABCA and continue as one corporation on the terms prescribed in this Plan of Arrangement; and:

(i)	the property of each Amalgamating Corporation (except amounts receivable from another Amalgamating Corporation or shares of another Amalgamating Corporation) continues to be the property of Amalco;

(ii)	Amalco continues to be liable for the obligations of each Amalgamating Corporation (except amounts payable to another Amalgamating Corporation);

(iii)	an existing cause of action, claim or liability to prosecution is unaffected;

(iv)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(vi)	the Articles of Amalgamation shall be the same as the articles of Perpetual and the name of Amalco shall be “Perpetual Energy Inc.” or such other name as the directors of Amalco may determine;

(vii)	the Articles of Amalgamation are deemed to be the articles of incorporation of Perpetual and the Certificate is deemed to be the certificate of incorporation of Amalco;

(viii)	the stated capital of Amalco is deemed to be equal to the sum of the stated capital accounts of Perpetual, Profound and POT AcquisitionCo;

(ix)	the by-laws of Amalco shall be the same as the by-laws of Perpetual; and

(x)	the initial directors of Amalco shall be the same as the present directors of Perpetual;

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(f)	on the Amalgamation

(i)	the issued and outstanding shares of NumberCo and Starboard owned by POT AcquisitionCo shall be cancelled; and

(ii)	the issued and outstanding shares of Perpetual, Profound and POT AcquisitionCo owned by PET shall be exchanged for, and converted into, such number of Common Shares as is equal to the number of Trust Units (excluding any Trust Units held by Dissenting Holders) issued and outstanding immediately prior to the Effective Time;

Formation of the Perpetual Partnership

(g)	the Perpetual Partnership Agreement shall be entered into and shall become effective providing for the formation of the Perpetual Partnership and the partnership contributions all as to be set forth in the Perpetual Partnership Agreement;

Dissenting Unitholders

(h)	subject to and in accordance with Article 4, the Units held by Dissenting Unitholders shall be deemed to have been transferred to PET (free of any claims) and cancelled and such Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Trust Units by Perpetual in accordance with Article 4;

Debenture Assumption Agreement

(i)	the Debenture Assumption Agreement shall be entered into and shall become effective and pursuant thereto Perpetual shall assume all the covenants and obligations of PET under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Perpetual entitling the holders thereof, as against Perpetual, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, Perpetual shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

PET Capital Contribution

(j)	as a capital contribution, PET will transfer its POT Interest to Perpetual for no consideration;

Conversion of PET Unit Incentive Rights to Perpetual Options and Termination of PET Unit Incentive Plan

(k)	all of the PET Unit Incentive Rights shall be, and shall be deemed to be, exchanged for Perpetual Options which shall be and shall be deemed to be, issued to the holders of the PET Unit Incentive Rights so exchanged, on the basis that for each PET Unit Incentive Right so exchanged, the PET Unit Incentive Right holder shall receive in exchange therefor one Perpetual Option, having, subject to the terms of the Perpetual Share Option Plan, the same terms, conditions and value as the PET Unit Incentive Right so exchanged, and the Perpetual Options so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the Perpetual Share Option Plan, and represent rights to acquire Common Shares; provided that if the Perpetual Share Option Plan is not approved by Unitholders at the Meeting, the outstanding PET Unit Incentive Rights shall be amended such that holders will thereafter be entitled to acquire Common Shares rather than Trust Units upon the exercise of such PET Unit Incentive Rights but otherwise such PET Unit Incentive Rights shall continue to be subject to the same terms and conditions as existed prior to the Effective Time and the PET Unit Incentive Plan will be amended to give effect thereto;

Conversion of PET Bonus Rights to Perpetual Bonus Rights and Termination of PET Bonus Rights Plan

(l)

all of the PET Bonus Rights shall be, and shall be deemed to be, exchanged for Perpetual Bonus Rights which shall be and shall be deemed to be, issued to the holders of the PET Bonus Rights so exchanged, on the basis that for each PET Bonus Right so exchanged, the PET Bonus Right holder shall receive in

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exchange therefor one Perpetual Bonus Right, having, subject to the terms of the Perpetual Bonus Rights Plan, the same terms, conditions and value as the PET Bonus Right so exchanged as on the Effective Date, and the Perpetual Bonus Right so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the Perpetual Bonus Rights Plan, and represent rights to acquire Common Shares; provided that if the Perpetual Bonus Rights Plan is not approved by Unitholders at the Meeting, the outstanding PET Bonus Rights shall be amended such that holders will thereafter be entitled to acquire Common Shares rather than Trust Units upon the exercise of such PET Bonus Rights but otherwise such PET Bonus Rights shall continue to be subject to the same terms and conditions as existed prior to the Effective Time and PET Bonus Rights Plan will be amended to give effect thereto;

Distribution of Common Shares

(m)	PET shall distribute the Common Shares to the Unitholders in consideration for the surrender of their Units in Article 3.1(n) on a one Common Share for one Unit basis;

Disposition of Trust Units

(n)	each outstanding Trust Unit held by Unitholders (other than Trust Units held by Dissenting Unitholders) shall, without any further action on behalf of such Unitholders, be surrendered for cancellation for consideration to be distributed under Article 3.1(m);

PET Dissolution

(o)	PET shall be dissolved and the Assumption of Liabilities Agreement shall be entered into and shall become effective; and

Amendment of the DRIP

(p)	the DRIP shall be amended and restated such that: (i) eligible holders of Common Shares may direct that their cash dividends be reinvested in additional Common Shares issued from treasury at a 5% discount to the Average Market Price (as defined in the Amended DRIP) on the applicable dividend payment date; (ii) eligible holders of Common Shares may elect, under the Premium Distribution™ component of the Amended DRIP, to have such additional Common Shares delivered to the designated plan broker in exchange for a premium cash payment equal to 102% of the cash dividend that such holders would otherwise have received on the applicable dividend payment date; and (iii) all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of Common Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by Perpetual on the Common Shares.

3.2 PET and Perpetual, shall make the appropriate entries in their securities registered to reflect the matters referred to under Section 3.1.

ARTICLE 4

DISSENTING UNITHOLDERS

4.1 Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units by Perpetual. A Dissenting Unitholder who is paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Trust Units to PET at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Units notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall Perpetual be required to recognize such Dissenting Unitholder as a securityholder

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of Perpetual after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Trust Units that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Units represented by such certificates.

5.2 Subject to the provisions of the Letter of Transmittal, Perpetual shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units of a duly completed Letter of Transmittal and the certificates representing such Trust Units, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Common Shares issued to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to Perpetual) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Perpetual and its transfer agent, which bond is in form and substance satisfactory to Perpetual and its transfer agent, or shall otherwise indemnify the Perpetual and its transfer agent against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All dividends or other distributions if any made with respect to any Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Trust Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Common Shares (and any dividend and distributions thereon). In such case, such Common Shares (together with all dividends and distributions thereon) shall be returned to Perpetual and such Common Shares shall be cancelled.

5.6 No certificates representing fractional Common Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Unit otherwise entitled to a fractional interest in a Common Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

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ARTICLE 6

AMENDMENTS

6.1 PET, PEOC and Perpetual may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by PET, PEOC or Perpetual at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by PET, PEOC or Perpetual (or, if following the Effective Time, Perpetual), provided that it concerns a matter which, in the reasonable opinion of PET, PEOC or Perpetual (or, if following the Effective Time, Perpetual), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units.

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APPENDIX “B”

INTERIM ORDER

Action No. 1001-05321

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PARAMOUNT ENERGY TRUST, PARAMOUNT ENERGY OPERATING CORP., PERPETUAL ENERGY INC. AND UNITHOLDERS OF PARAMOUNT ENERGY TRUST

BEFORE THE HONOURABLE JUSTICE K. M. HORNER IN CHAMBERS	) ) )	AT THE CALGARY COURTS CENTRE, AT CALGARY, ALBERTA, ON THE 10th DAY OF MAY, 2010.

INTERIM ORDER

UPON the Petition of Paramount Energy Trust (“PET” or the “Trust”), Paramount Energy Operating Corp. (“PEOC”) and Perpetual Energy Inc. (“PEI”) (collectively, the “PET Entities”);

AND UPON reading the Petition and the Affidavit of Cameron R. Sebastian, Chief Financial Officer and Vice President, Finance of PEOC, sworn May 10, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the PET Entities;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of PET (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix A to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “Arrangement” within the definition of the ABCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.	PET shall seek approval of the Arrangement by the holders (“Unitholders”) of trust units (“Trust Units”) of PET in the manner set forth below.

Unitholders’ Meeting

3.	PET shall call and conduct a meeting (the “Meeting”) of Unitholders on or about June 17, 2010. At the Meeting, Unitholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.	A quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units.

5.	If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21

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days later and to such place and time as may be determined by the Chairman of the Meeting and notice is to be given at least 10 days prior to the date of the adjourned meeting.

6.	Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Board of Directors of PEOC has fixed a record date for the Meeting of April 30, 2010 (the “Record Date”). Only Unitholders whose names have been entered on the applicable register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 6. Holders of Trust Units who acquire their Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting unless such holders have transferred their Trust Units subsequent to that date and the transferee holder, not later than 10 days before the Meeting, establishes ownership of the Trust Units and demands that the transferee’s name be included on the list of holders of Trust Units.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of PEOC.

8.	The only persons entitled to attend and speak at the Meeting shall be the Unitholders or their authorized representatives, PEOC’s directors and officers, PEI’s directors and officers, PET’s auditors and the Executive Director.

9.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Unitholders, either in person or by proxy, at the Meeting.

10.	To be valid a proxy must be deposited with PET in the manner described in the Information Circular.

11.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

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Dissent Rights

12.	The registered holders of Trust Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

13.	In order for a holder of Trust Units (a “Dissenting Unitholder”) to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the Dissenting Unitholder’s written objection to the Arrangement Resolution must be received by PET c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C., on or before 4:00 p.m. (Calgary Time) on the Business Day prior to the Meeting;

(b)	a Dissenting Unitholder shall not have voted his or her Trust Units at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a holder of Trust Units may not exercise the right of dissent in respect of only a portion of the holder’s Trust Units, but may dissent only with respect to all of the Trust Units held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

14.	The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Unitholders.

15.	Subject to further order of this Court, the rights available to the holders of Trust Units under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the holders of Trust Units with respect to the Arrangement Resolution.

16.	Notice to the holders of Trust Units of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Trust Units shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Unitholders in accordance with paragraph 16 of this Order.

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Notice

17.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for PET may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Unitholders at the addresses for such holders recorded in the records of PET at the close of business on the Record Date, to the directors of PEOC and PEI and auditors of PET. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

18.	An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

19.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders, the directors of PEOC and PEI and auditors of PET and the Executive Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as PET may consider fit.

Final Application

20.

Subject to further Order of this Court and provided that the Unitholders have approved the Arrangement and the directors of PEOC and PEI have not revoked that approval, PET may proceed with an application for approval of the Arrangement and the Final

5

Order on June 17, 2010 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Unitholders, PET, PEOC and PEI will be bound by the Arrangement in accordance with its terms.

21.	Any Unitholder or any other interested party (collectively, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon PET, on or before noon (Calgary time) on June 11, 2010, a Notice of Intention to Appear including the Interested Party’s address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on PET shall be effected by service upon the solicitors for PET, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C.

22.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 20 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

23.	PET is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

“Karen M. Horner”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,

May 10, 2010.

“K. Mcausland”
Clerk of the Court of Queen’s Bench

6

ACTION NO. 1001-05321	2010

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PARAMOUNT ENERGY TRUST, PARAMOUNT ENERGY OPERATING CORP., PERPETUAL ENERGY INC. AND UNITHOLDERS OF PARAMOUNT ENERGY TRUST

INTERIM ORDER

BURNET, DUCKWORTH & PALMER LLP
Barristers and Solicitors
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

D.J. McDonald, Q.C.
Telephone: (403) 260-5724
File No.: 59140-24

APPENDIX “C”

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

(a)	the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix “A” to the Information Circular and Proxy Statement of Paramount Energy Trust (the “Trust”) dated May 10, 2010 (the “Information Circular”) and all transactions contemplated thereby, be and are hereby authorized and approved;

(b)	the arrangement agreement (“Arrangement Agreement”) dated May 10, 2010 among the Trust, Paramount Energy Operating Corp. (“PEOC”) and Perpetual Energy Inc., a copy of which is attached as Appendix “A” to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph (d) hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

(c)	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the Board of Directors of PEOC may, without further notice to or approval of the unitholders of the Trust, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

(d)	any director or officer of PEOC is hereby authorized, for and on behalf of PEOC and the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX “D”

INFORMATION CONCERNING PERPETUAL

NOTICE TO READER

Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed as disclosed in this Information Circular. Unless the context indicates otherwise, capitalized terms which are used in this Appendix and not otherwise defined in this Appendix have the meanings given to such terms in the Arrangement Agreement and Plan of Arrangement which are attached as Appendix “A” and Exhibit “A” to Appendix “A” to this Information Circular, respectively. For the purposes of this Appendix, the terms “us”, “we” or “our” are used to refer to Perpetual.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to “Introduction – Forward-Looking Statements” in the body of this Information Circular for information regarding forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Perpetual Energy Inc. was incorporated pursuant to the provisions of the ABCA on April 26, 2010. Perpetual’s head office is located at 3200, 605 – 5th Avenue S.W., Calgary, Alberta T2P 3H5.

Intercorporate Relationships

See “The Arrangement – Details of the Arrangement – Post-Arrangement Structure” in the Information Circular for intercorporate relationships among Perpetual and its subsidiaries immediately following completion of the Arrangements.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

See “General Development of the Business” in the AIF.

Perpetual will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

The TSX has conditionally approved the substitutional listing of the Common Shares (including the Common Shares issuable upon conversion of the Debentures (to be assumed by Perpetual)) under the trading symbol “PMT” and the Debentures under their trading symbols, upon completion of the Arrangement, subject to Perpetual fulfilling the requirements of the TSX, which requirements are expected to be met on or about the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – Stock Exchange Listings” in the body of this Information Circular.

DESCRIPTION OF THE BUSINESS

General

Perpetual will continue to carry on the business presently carried out by PET. See “Description of the Business” in the AIF.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Perpetual consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date hereof, there is one Common Share and no preferred shares issued and outstanding. Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of Perpetual and to one vote per share at such meetings (other than meetings of another class of shares of Perpetual). The Common Shares entitle the holders thereof to receive dividends as and when declared by the board of directors of Perpetual on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Perpetual ranking in priority to the Common Shares in respect of dividends. Holders of Common Shares will be entitled in the event of any liquidation, dissolution or winding-up of Perpetual, whether voluntary or involuntary, or any other distribution of the assets of Perpetual among its shareholders for the purposes of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Perpetual ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of Perpetual ranking equally with the Common Shares in respect of return of capital, in such assets of Perpetual as are available for distribution.

The preferred shares may be issuable in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors of Perpetual. The board of directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a distribution, the extent, if any, of further participation on a distribution, voting rights, if any, and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

The holders of each series of preferred shares are entitled to receive any dividends declared by the board of directors of Perpetual in priority to the Common Shares and to be paid rateably with holders of each other series of preferred shares, and are entitled to participate in any distribution of the assets of Perpetual upon the liquidation, dissolution, bankruptcy or winding-up of Perpetual or other distribution of its assets among its shareholders for the purpose of winding-up its affairs in priority to the holders of the Common Shares and to share rateably in the distribution with holders of each other series of preferred shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Perpetual both immediately before and after giving effect to the Arrangement.

Designation	Authorized	As at April 30, 2010 before giving effect to the Arrangement	As at April 30, 2010 after giving effect to the Arrangement

Common Shares	Unlimited	$1 (1 Common Share)	$1,226,342,048 (141,600,503 Common Shares)(1)(2)

Bank Debt	$370,000,000	$291,061,787	$291,061,787

Notes:

(1)	Assumes: (i) no Dissent Rights are exercised; and (ii) the same number of Units are outstanding as were outstanding on May 10, 2010.
(2)	In addition, rights to purchase Common Shares may be granted pursuant to the Perpetual Share Option Plan and Perpetual Bonus Rights Plan following the completion of the Arrangement, assuming the Perpetual Share Option Plan and Perpetual Bonus Rights Plan are approved by Unitholders at the Meeting.

OPTIONS TO PURCHASE SECURITIES

The board of directors of Perpetual has adopted the Perpetual Share Option Plan and Perpetual Bonus Rights Plan which are being put before the Unitholders for their approval at the Meeting. A copy of the Perpetual Share Option Plan and Perpetual Bonus Rights Plan are set out in Appendix “G” and “H”, respectively to the Information Circular. A detailed description of the Perpetual Share Option Plan and Perpetual Bonus Rights Plan are provided in the body of the Information Circular under the heading “Other Matters to be Considered at the Meeting”.

ESCROWED SECURITIES

To our knowledge, as of the date of this Information Circular, no securities of any class of our securities are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

As of the date of this Information Circular, PET has sole control of our operations. To our knowledge, as of the date of the Information Circular, no persons will, following the completion of the Arrangement, own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to the Common Shares other than as disclosed under the heading “General Proxy Matters – Voting Securities and Principal Holders Thereof” in the Information Circular.

DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, it is anticipated that the board of directors of Perpetual will be comprised of all of the current members of the Board of Directors of PEOC with the exception that Mr. John W. (Jack) Peltier is retiring form the Board of Directors and Mr. Geoffrey C. Merritt will replace Mr. Peltier as a board member. The senior management of Perpetual will be the same as the senior management of PEOC. See “Directors and Executive Officers” in the AIF.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Following the completion of the Arrangement, the directors and executive officers of Perpetual will be compensated in a similar manner as the directors and executive officers of PEOC are currently compensated. The completion of the Arrangement will not trigger any severance payment obligations under existing executive employment agreements between PEOC and its executive officers.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of our directors or executive officers, or any of their associates, to us, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us.

RISK FACTORS

Investors should carefully consider the risk factors set out below as well as those set out under “Risk Factors” in the AIF and consider all other information contained herein and in PET’s or Perpetual’s other public filings before making an investment decision.

Risk Factors Relating to the Arrangement

Conditions Precedent and Required Regulatory and Third Party Approvals

The completion of the Arrangement in the form contemplated by the Plan of Arrangement is subject to a number of conditions precedent, some of which are outside the control of Perpetual, including, without limitation, receipt of Unitholder approval and regulatory approvals (including approval of the TSX and approval from the Court). There can be no certainty, nor can Perpetual provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Failure to obtain the Final Order on terms acceptable to the board of directors of Perpetual would likely result in the decision being made not to proceed with the Arrangement. If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the board of directors of Perpetual or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Arrangement may be reduced. Alternatively, if the Plan cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third party approval, the Arrangement may not proceed at all. If the Arrangement is not completed, the market price of the Units may be adversely affected.

Dilution of Perpetual Shareholders

Perpetual is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by the board of directors without the approval of shareholders in certain instances. Shareholders of Perpetual will have no pre-emptive rights in connection with such further issues.

Risk Factors Relating to the Activities of Perpetual and the Ownership of Common Shares

The following is a list of certain risk factors relating to the activities of Perpetual and the ownership of Common Shares following the Effective Date:

•	the level of Perpetual’s indebtedness from time to time could impair Perpetual’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;

•	Perpetual may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Perpetual which may be dilutive; and

•	the inability of Perpetual to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Unitholders are encouraged to obtain independent legal, tax and investment advice in its jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units and Common Shares.

DIVIDENDS

See “The Arrangement – Effect of the Arrangement – Effect on Holders of Units and on Distributions” in the Information Circular. Following the completion of the Arrangement, the dividend policy will be similar to the distribution policy of PET. See “Description of Capital Structure – Distributions” in the AIF.

LEGAL PROCEEDINGS

There are no legal proceedings to which Perpetual is a party or in respect of which any of its assets are subject, which is material to Perpetual, and Perpetual is not aware of any such proceedings that are contemplated. See “Legal Proceedings and Regulatory Actions” in the AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of our directors or executive officers, nor Perpetual, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect us.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of Perpetual are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Transfer Agent and Registrar

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the registrar and transfer agent for the Common Shares.

MATERIAL CONTRACTS

Other than those contracts outlined in the AIF under the heading “Material Contracts”, the only contract entered into by us that materially affect us, during the past two years or to which we will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the Common Shares, other than contracts entered into in the ordinary course of business, is the Arrangement Agreement which is attached as Appendix “A” to the body of the Information Circular.

SCHEDULE “A”

AUDITORS’ REPORT

To the Directors of

Perpetual Energy Inc.

We have audited the balance sheet of Perpetual Energy Inc. (the “Company”) as at April 30, 2010. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as at April 30, 2010 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Calgary, Canada
May 10, 2010	Chartered Accountants

Perpetual Energy Inc.

BALANCE SHEET

As at	April 30, 2010
$

ASSETS

Subscriptions receivable	1

1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common Shares (note 2)	1

1

See accompanying notes to the balance sheet

Approved on behalf of Perpetual Energy Inc.

(signed) “Susan L. Riddell Rose”	(signed) “Randall E. Johnson”
Director	Director

DA-2

Perpetual Energy Inc.

NOTES TO THE BALANCE SHEET

As at April 30, 2010

1.	INCORPORATION

Perpetual Energy Inc. (the “Company”) was incorporated on April 26, 2010 under the Business Corporations Act (Alberta) with nominal share capital.

From the period from inception to April 30, 2010, the Company had no operations and the only transaction during this period was the issuance of share capital. Accordingly, a comparative balance sheet, statement of net income, comprehensive income and accumulated income, and statement of cash flows have not been provided.

2.	COMMON SHARES

Authorized

Unlimited Common Shares

Unlimited Preferred Shares

Common Shares

	Number of Shares	$

Common Shares	1	1

APPENDIX “E”

PET

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth information concerning the annual and long term compensation for services rendered to PET and its subsidiaries for the financial year of PET ended December 31, 2009 in respect of each of the individuals who were the Named Executive Officers (“NEOs”) as determined in accordance with NI 51-102 and directors. None of the NEOs that were also directors of the Administrator received any compensation for their services as a director.

Role and Composition of the Compensation Committee. The Compensation Committee (the “Committee”) is comprised of the following individuals, all of whom are independent directors: Randall Johnson (Chair), Karen Genoway, Howard Ward, and Robert Maitland. The Committee’s mandate is to focus on overall human resource policies and procedures, and to oversee the adminstration of the Trust’s executive compensation program. In addition to its other responsibilites, the Committee makes recommendations to the Board of Directors (“Board”) regarding the aggregate corporate compensation for the Trust’s employees, and specifically, regarding the appropriate levels and structures of executive compensation for the President and Chief Executive Officer (“CEO”) and other executive officers of the Trust, including the NEOs which are identified in the Summary Compensation Table below. PET’s CEO is responsible for providing the Committee with data respecting the benchmarking process, performance information, and recommendations, excluding herself, as to executive compensation. These recommendations are based in part on alignment and accountability evaluations for each executive which are undertaken by both the executive and the CEO. This information is considered by the Committee in determining compensation for the executive.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis applies to all executive officers including the NEOs.

Elements, Objectives and Design of Executive Compensation. Currently, three primary components comprise the compensation program: base salary and benefits, short-term incentives, and long-term incentives. Collectively, these components form a strategy designed to achieve the following objectives:

•	ensure that compensation policies are fair, equitable and competitive with the rest of the oil and gas industry in Western Canada;

•	ensure the incentive mechanism of renumeration is properly aligned with the interests of Unitholders;

•	review existing management resources to ensure that they are adequate; and

•	attract and retain executives in the organization for the benefit of the Unitholders.

The Trust is strongly committed to a “pay for performance” philosophy and has adopted this throughout the organization. Through this commitment, the compensation program has enabled the Trust to attract, retain and motivate a highly qualified workforce.

Base salary and benefits are intended to attract and retain excellent executives and reflect an executive’s primary duties and responsibilities. Decisions regarding base salary and benefits are largely independent from decisions regarding short and long term incentives, as it is the Committee’s view that an appropriate base salary and benefits package are core components of competetive compensation.

The short term incentive program is intended to reward executive performance that is above and beyond the expected standard of excellence, while the long term incentive program is designed to ensure that executives are aligned with the interests of the Trust and its Unitholders.

Due to the fact that each element caters to a different compensation goal, decisions regarding each element for the most part remain distinct. However, the Committee considers the cumulative compensation that would be afforded by a combination of each compensation element, and may adjust individual elements so that overall compensation and the proportion of each compensation element is appropriate for a particular executive. Collectively, the three elements form a comprehensive compensation program that remunerates on the basis of both essential and distintive service.

Base Salary And Benefits

The objective of the Trust’s compensation philosophy is that aggregate executive salaries and benefits should be set at competitive levels, relative to individual skill sets, expertise and the Trust’s peer group as compared to the Independent Compensation Surveys (as defined below). For executives who have met or exceeded all of the performance expectations for their roles, base salary is targeted to levels in the top quartile of the peer group’s total annual compensation. This method is used for all salaried employees and is intended to attract and retain top quartile talent, and to ensure pay equity practices are established. As a result of the 2009 compensation review, in December 2009 the Committee recommended and the Board approved increases to the base salaries of certain executive officers, which on average resulted in a 2.29% increase in executive base salary level from 2009. All salary increases were made effective January 1, 2010.

Short Term Incentives

The Trust’s compensation structure includes a short-term incentive plan or annual bonus plan, based on the principle of rewarding the achievement of certain annual objectives. The bonus plan is made up of two components: an individual component and a team performance component. The individual component of the bonus plan is awarded annually to reward exemplary performance of individuals, based on individual objectives as determined by the executive officers. The Committee determines the individual bonus pool annually; historically, the individual bonus pool has represented up to 10% of the salary pool of all employees. Allocations of individual bonus amounts amongst NEOs are at the discretion of the Committee. The team performance component of the annual bonus plan is awarded annually and is based on the Trust’s performance relative to its peer group of other oil and gas royalty trusts based on targets and relative performance metrics.

PET’s Board has determined that a portion of the possible bonus compensation payable to senior executives and management should be in the form of rights to acquire Trust Units (“Bonus Rights”) that vest over time. PET has adopted the “Bonus Rights Plan” which allows for the issuance of Bonus Rights as a bonus for superior performance, providing a combined short and long-term incentive to retain and attract staff. PET may issue Trust Units from treasury upon the exercise of Bonus Rights. See “Incentive Plan Awards” below.

Long Term Incentives

PET also grants rights to acquire Trust Units (“Incentive Rights”) under its Unit Incentive Plan. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of long-term performance and distributions. Incentive Rights typically vest over a period of four years, which provides incentive and retention for the Trust’s key employees who will contribute to the future success and prosperity of the Trust, thus enhancing the value of the Trust Units for the benefit of all Unitholders. See also “Incentive Plan Awards” below.

Benchmarking. The total compensation for the executive officers is reviewed by the Committee and compared to the total compensation of similar positions of executives in other Canadian conventional oil and gas trusts and exploration and production companies with a view to ensuring that such overall compensation packages are set at competitive levels relative to individual skill sets, expertise and the Trust’s peer group. The Trust reviews comparative compensation data received through in annual compensation surveys, conducted by an independent consultant, Mercer Human Resource Consulting Ltd. (“Mercer”), for salary, benefits and other incentive programs derived from peer groups of oil and gas companies and trusts in Canada (“Independent Compensation Surveys”). When determining the appropriate comparison group for benchmarking purposes, the Committee recognizes measures such as market capitalization, production levels, enterprise value, and number of employees. The benchmarking group considered by the Committee is comprised of approximately 18 of the Trust’s industry peers, including ARC Energy Trust, Bonavista Energy Trust, Crescent Point Energy Corp., Daylight Resources Trust, Enerplus Resources Fund, Trilogy Energy Corp. and Vermilion Energy Trust, amongst others, recognizing that the benchmarking group contained entities that were both larger and smaller than PET.

Performance Goals. The Committee annually establishes a target compensation level matrix for determining the discretionary distribution of the individual and team component of the bonus relative to the Trust’s total salaries, and for determining what portion of that discretionary bonus distribution should take the form of cash or Bonus Rights. The Committee also approves a relative performance metrics matrix annually to determine the size of the team component bonus pool, and comparisons are made of the Trust’s targets and performance relative to its peer group. These metrics include various operational and financial targets, including: (a) annual change in debt-adjusted production per unit; (b) finding and development costs; (c) unit operating costs; (d) cash flow netback as a percentage of revenue; and (e) total return on net asset value to Unitholders. The performance metrics are weighted and considered key to measuring the Trust’s fundamental goal of value creation for its Unitholders. The Board has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value for the Trust’s Unitholders.

Performance Graph

The following graph illustrates changes from December 31, 2004 to December 31, 2009, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Index with all dividends and distributions reinvested.

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
Paramount Energy Trust	100	160	101	58	52	59
S&P/TSX Composite Total Return Index	100	124	146	160	107	145
S&P/TSX Capped Energy Trust Index	100	149	144	149	108	156

From December 31, 2004 to December 31, 2009, PET’s Unit price has decreased by 41.1 percent with a corresponding increase in the S&P/TSX Composite Index of 44.7 percent and an increase in the S&P/TSX Capped Energy Trust Index of 55.5 percent. During this period, total compensation (excluding unit based compensation) of NEOs decreased by 1.7 percent.

Option-Based Awards

The CEO recommends to the Committee appropriate option-based awards under the Unit Incentive Plan (Incentive Rights) for executive officers. The Committee holds an in camera session and determines an appropriate level of Incentive Rights for the CEO. The Committee then considers the propriety of all Incentive Rights having regard to the Trust’s compensation philosophy and criteria, and determines what recommendation will be made to the Board. Upon receipt of such recommendation, the Board determines whether to approve the granting of Incentive Rights for all executives. The number of Incentive Rights granted by the Board is based on the experience level, contribution potential, and performance of the individual receiving the Incentive Rights. Previous grants of option-based awards are taken into account when considering new grants. If an amendment to the Unit Incentive Plan is suggested, the Committee first considers whether such amendment would be appropriate to recommend to the Board; following such a recommendation, the Board as a whole considers whether to approve the potential amendment. See “Long-Term Incentives” above and “Incentive Plan Awards” below.

Summary Compensation Table

Outlined below is a summary description of the compensation earned by the NEOs, being the CEO, the Chief Financial Officer and the three other executive officers of PET whose total compensation exceeds $150,000 in the most recently completed financial year.

					Non-equity incentive plan compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- based Awards (Bonus Rights) ($) (1,2,3)	Option- based Awards (Unit Incentive Rights) ($)(3)	Annual Incentive Plans (Cash Bonus) ($)	Long- term Incentive plans ($)	Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)

Susan L. Riddell Rose President and Chief Executive Officer	2009	405,000	78,495	1,120,250	35,156	N/A	N/A	35,193	1,674,094
	2008	388,500	145,208	Nil	118,517	N/A	N/A	34,838	687,063

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	2009	281,175	73,888	606,500	96,094	N/A	N/A	26,628	1,084.285
	2008	266,175	106,250	Nil	75,250	N/A	N/A	25,663	473,338

Roderick Warters Vice President, Geoscience & New Ventures	2009	274,175	51,551	606,500	23,438	N/A	N/A	25,595	981,259
	2008	266,175	49,583	Nil	72,667	N/A	N/A	25,663	414,088

Gary Jackson Vice President, Land, Legal & Acquisitions	2009	258,425	54,988	606,500	25,000	N/A	N/A	24,378	969,291
	2008	250,425	106,250	Nil	88,500	N/A	N/A	24,482	469,657

Marcello M. Rapini Vice President, Marketing	2009	254,000	73,888	606,500	158,594	N/A	N/A	24,329	1,117,311
	2008	230,000	134,583	Nil	91,417	N/A	N/A	22,950	478,950

Notes:

(1)	Bonus Rights were awarded in May 2009 and relate to the performance of the Trust in the previous year.
(2)	The number of Bonus Rights increase by the amount of any monthly distributions which would accumulate to the executive officer if the Bonus Rights were Trust Units enrolled in PET’s Premium Distribution™ and Distribution Reinvestment Plan (“DRIP Plan”) during the period held, up to and including the date of delivery of an exercise notice with respect to such Bonus Rights. See “Incentive Plan Awards”, below.

(3)	Dollar amounts are based on grant date fair value of the awards. Grant date fair value of the awards is calculated by external consultants, Towers Watson. The valuation is performed using the Cox-Ross-Rubinstein binomial option valuation model. The valuation methodology is based on a number of variables including trust unit volatility, a distribution yield, risk-free interest rate, market price, award exercise price and the option term. PET has two types of Unit Incentive Rights: rights that vest equally over a four-year period, and “top-up” rights which vest after 4 years, so that the number of incentive rights held and vesting periods is kept relatively constant for employees. During the year, the Trust granted top-up rights to employees twice, once in February 2009 in respect of 2008 activity and once in December 2009. In 2009 PET also granted rights to NEOs and certain employees that vest over a four-year period. In a typical year, assuming one grant of top-up rights to NEOs of 100,000 rights each (175,000 rights to the President and Chief Executive Officer), and no grants of four-year rights to NEOs, Option-Based Awards would be valued as follows:

NEO Name and Principal Position	Option-based Awards (Unit Incentive Rights) ($)

Susan L. Riddell Rose President and Chief Executive Officer	316,750

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	181,000

Roderick Warters Vice President, Geoscience & New Ventures	181,000

Gary Jackson Vice President, Land, Legal & Acquisitions	181,000

Marcello M. Rapini Vice President, Marketing	181,000

(4)	Includes amounts paid under PET’s employee savings program and parking allowance.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth all Unit Incentive Rights and Bonus Rights awards outstanding for each NEO at December 31, 2009.

	Option based Awards (Unit Incentive Rights)				Share-based Awards (Bonus Rights)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)

Susan L. Riddell Rose	50,000 200,000 475,000 175,000	9.43 3.91 3.76 4.96	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014	0 262,000 693,500 45,500	20,883	108,800

Cameron R. Sebastian	35,000 150,000 250,000 100,000	9.43 3.91 3.76 4.96	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014	0 196,500 365,000 26,000	17,560	91,488

	Option based Awards (Unit Incentive Rights)				Share-based Awards (Bonus Rights)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)

Roderick Warters	140,000 40,000 250,000 100,000	5.48 3.91 3.76 4.96	Sept. 11, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014	0 52,400 365,000 26,000	11,689	60,900

Gary Jackson	35,000 150,000 250,000 100,000	9.43 3.91 3.76 4.96	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014	0 196,500 365,000 26,000	14,992	78,108

Marcello M. Rapini	30,000 150,000 250,000 100,000	9.43 3.91 3.76 4.96	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014	0 196,500 365,000 26,000	18,834	98,125

Note:

(1)	Calculated based on the difference between the market value of the Trust Units at December 31, 2009 ($5.22) and the exercise price.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table reflects the value vested or earned during the year of all Unit Incentive Rights and Bonus Rights awards for each NEO.

Name	Option-based awards (Unit Incentive Rights) Value vested during the year ($)(1)	Share-based awards (Bonus Rights) Value vested during the year ($)(2)	Non-equity incentive plan compensation Value earned during the year ($)

Susan L. Riddell Rose	63,500	107,384	Nil

Cameron R. Sebastian	47,625	58,526	Nil

Roderick Warters	12,700	32,521	Nil

Gary Jackson	47,625	56,610	Nil

Marcello M. Rapini	47,625	69,880	Nil

Notes:

(1)	Calculated based on the difference between the market price of the Trust Units on the vesting date and the exercise price on the vesting date.
(2)	Calculated based on the number of Bonus Rights multiplied by the market price of the Trust Units on the vesting date.

Bonus Rights Plan: PET’s Board has determined that a portion of the possible bonus compensation payable to senior executives and management should be in the form of Bonus Rights. PET has adopted the “Bonus Rights

Plan” which allows for the issuance of Bonus Rights as a bonus for superior performance, providing a combined short and long-term incentive to retain and attract staff. PET’s Board has determined that a portion of the possible bonus compensation payable to executive officers should be in the form of Bonus Rights that vest over time. PET issues Trust Units from treasury upon the exercise of Bonus Rights.

At the discretion of the Board, as recommended by the Committee, the Administrator may issue Bonus Rights to purchase Trust Units at a nominal price of $0.01 per Unit (the “Exercise Price”) on a one for one basis as part of an eligible participant’s annual bonus compensation. The number of Bonus Rights will be increased by the amount of any monthly distributions which would have accumulated as if the Bonus Rights were Trust Units enrolled in the DRIP during the period held up to and including the date of delivery of an exercise notice with respect to such Bonus Rights.

The aggregate maximum number of Trust Units issuable under the Bonus Rights Plan and any other security based compensation plans of the Trust will be a “rolling” maximum equal to ten percent (10%) of the outstanding Trust Units. At December 31, 2009 this maximum number of Trust Units issuable was 12,622,352 Trust Units. In 2009, 151,684 Trust Units were issued under the Bonus Rights Plan, representing 1.2 percent of the maximum issuable. Any increase in the issued and outstanding Trust Units will result in an increase in the number of Trust Units available under the Bonus Rights Plan and any exercises of Bonus Rights will make new grants available under the Bonus Rights Plan. As of May 10, 2010, 282,476 Bonus Rights have been issued and will convert to 282,476 Trust Units upon exercise, which number has been reserved for issuance under the Bonus Rights Plan and which represents 0.2 percent of the total outstanding Trust Units. As of May 10, 2010, of the 282,476 Bonus Rights issued, 158,802 had not vested in accordance with their terms.

The Plan is administered by the Administrator and its Board of Directors which from time to time at its sole discretion determines the directors, employees or other service providers (collectively, “Service Providers”) who shall participate under the Bonus Rights Plan, the numbers of Bonus Rights to be granted to such persons and the terms of vesting of such Bonus Rights, if any, provided that:

(a)	the aggregate number of Bonus Rights granted to any one Service Provider under this Plan together with securities granted under any other securities based compensation plans of PET shall not exceed five percent (5%) of the issued and outstanding Trust Units at the date of grant;

(b)	the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units at the date of grant; and

(c)	during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

Bonus Rights granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three (3) years from the date upon which the Bonus Rights were granted (the “Grant Date”). At the expiration of the Exercise Period, any Bonus Rights, which have not been exercised shall expire and become null and void. Bonus Rights will vest on the following schedule: (a) one third will vest on the Grant Date; (b) one third will vest on the first anniversary of the Grant Date; and (c) one third will vest on the second anniversary of the Grant Date.

For the purpose of the Bonus Rights Plan, “Blackout Period” means the period during which the relevant Service Provider is prohibited from exercising a Bonus Right due to trading restrictions imposed by PET in accordance with its trading policies affecting trades by directors, officers and employees in the securities of PET. If the Expiry Date for a Bonus Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Bonus Right shall be the date that is the 10th business day after the expiry date of the Blackout Period.

At the sole discretion of the Administrator, in lieu of the issuance of Bonus Rights, Bonus Rights may be fully satisfied by payment of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Trust Units on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Trust Units.

In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant under the Plan to the earlier of thirty (30) days and the end of the exercise period, to exercise vested Bonus Rights. Upon termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void. In the case of death, the estate of the holder is entitled from the date of death to the earlier of six (6) months and the end of the Exercise Period to exercise vested Bonus Rights. Bonus Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

Bonus Rights may not be transferred or assigned. There are no provisions in the Plan that allow for PET to provide financial assistance to participants to facilitate the purchase of Trust Units.

In the event of any change, subdivision, consolidation or reclassification of the Trust Units or in respect of the affairs of PET, or other relevant changes in the Trust Units, including the conversion of PET to a corporation, or in the economic environment in which the Trust Units are traded, the Administrator shall make such adjustments or changes as it sees fit to the number of Bonus Rights and to the number of Trust Units available for purchase upon the exercise of a Bonus Right and to the Exercise Price and shall effect such other changes in the Trust Units or its affairs, all with a view to maintaining the overall rights and benefits of the holders of Bonus Rights as nearly as may be practicable in the circumstances.

At the discretion of the Board, vesting provisions of Bonus Rights, if any, may be accelerated and all unexercised Bonus Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)	the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Units which in the aggregate total 20 percent or more of the then outstanding issued Trust Units, as the case may be; or

(b)	an Offer, as defined in the Trust Indenture, is made for the acquisition of Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Units pursuant to the Offer such that the Offeror holds, together with Units already held by the Offeror, in the aggregate 20 percent or more of the then outstanding Units.

Security holder approval is not required under the Bonus Rights Plan for the following amendments: (a) amendments of a housekeeping nature; (b) a change to the vesting provisions of a security or plan; (c) a change to the termination provisions of a Bonus Right granted pursuant to the Bonus Rights Plan which does not entail an extension beyond the original expiry date of such Bonus Right; and (d) the amendment of provisions that would subject the holder of Bonus Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

Unit Incentive Plan. The number of Incentive Rights granted by the Board is based on the experience level, contribution potential, and anticipated performance of the individual receiving the Incentive Rights.

The Unit Incentive Plan is administered by the Board of Directors of the Administrator which shall from time to time at its sole discretion determine the Service Providers (directors, officers, employees and direct and indirect service providers) who shall participate under the Plan, the numbers of Incentive Rights to be granted to such Service Providers and the terms of vesting of such Incentive Rights, if any; provided, however, that:

(a)	the aggregate number of Incentive Rights granted to any one Service Provider under the Unit Incentive Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed five percent (5%) of the issued and outstanding Trust Units of PET at the date of grant;

(b)	the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Unit Incentive Plan together with any securities granted under any other securities compensation plans of PET shall not exceed ten percent (10%) of the issued and outstanding Trust Units of PET at the date of grant; and

(c)	during any one year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding ten percent (10%) of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding five percent (5%) of the outstanding Trust Units of PET.

The grant price per Incentive Right granted hereunder (the “Grant Price”) shall be equal to the Trust Unit closing price of the Trust Units traded through the facilities of the TSX on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the per Trust Unit closing price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. In the event the Trust Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Trust Units.

Subject to the terms of the Unit Incentive Plan, Incentive Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding 10 years from the date upon which the Incentive Rights were granted, subject to such terms of vesting as the Administrator may determine, and at the expiration of the Exercise Period, any Incentive Rights which have not been exercised shall expire and become null and void.

For the purpose of the Unit Incentive Plan, “Blackout Period” means the period during which the relevant Service Provider is prohibited from exercising an Incentive Right due to trading restrictions imposed by PET in accordance with its trading policies affecting trades by directors, officers and employees in the securities of PET. If the Expiry Date for an Incentive Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Incentive Right shall be the date that is the 10th business day after the expiry date of the Blackout Period.

Incentive Rights under the Unit Incentive Plan may not be transferred or assigned. There are no provisions in the Plan that allow for PET to provide financial assistance to participants to facilitate the purchase of Trust Units.

Incentive Rights are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of sixty (60) days and the end of the exercise period to exercise vested Incentive Rights. The holder may exercise such Incentive Rights at the Exercise Price in effect at the time the holder ceased to be an eligible participant. Upon the termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Incentive Rights, which have not been exercised, shall immediately terminate and become null and void. In the case of death, the estate of the holder is entitled from the date of death to the earlier of six (6) months and the end of the exercise period to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

In the event of any change, subdivision, consolidation or reclassification of the Trust Units or in respect of the affairs of PET, or other relevant changes in the Trust Units, including the conversion of PET to a corporation, or in the economic environment in which the Trust Units are traded, the Administrator shall make such adjustments or changes as it sees fit to the number of Incentive Rights and to the number of Trust Units available for purchase upon the exercise of an Incentive Right and to the Exercise Price and shall effect such other changes, amendments or adjustments to the Unit Incentive Plan as may be required or desirable in light of such changes in the Trust Units or its affairs, all with a view to maintaining the overall rights and benefits of the holders of Incentive Rights as nearly as may be practicable in the circumstances.

PET’s Unit Incentive Plan provides for a “rolling” ten percent (10%) maximum of Trust Units issuable in aggregate under each of PET’s securities based compensation plans. At December 31, 2009 this maximum number of Trust Units issuable was 12,622,352 Trust Units. In 2009, 4,955,850 Trust Units were issued under the Unit Incentive Plan, representing 39.3 percent of the maximum allowable. At the discretion of the Board, the Unit Incentive Plan provides for accelerated vesting of Incentive Rights if there is a change of control of PET, Paramount Operating Trust or the Administrator. As of May 10, 2010, 8,650,100 Incentive Rights have been issued and will convert to 8,650,100 Trust Units upon exercise, which number has been reserved for issuance under the Unit Incentive Plan and which represents 6.11 percent of the total outstanding Trust Units. As of May 10, 2010 of the 8,650,100 Incentive Rights issued, 6,624,850 had not vested in accordance with their terms.

Security holder approval is not required under the Unit Incentive Plan for the following amendments: (a) amendments of a housekeeping nature; (b) a change to the vesting provisions of a security or plan; (c) a change to the termination provisions of an Incentive Right granted pursuant to the Unit Incentive Plan which does not entail an extension beyond the original expiry date of such Incentive Right; and (d) the amendment of provisions that would subject the holder of Incentive Rights to unfavourable tax treatment under the Income Tax Act (Canada) or other applicable tax laws.

Pension Plan Benefits

The Trust does not have a pension plan in place for any executive officers or directors.

Termination And Change of Control Benefits

Executive Employment Contracts. Each NEO is a party to an executive employment contract with the same material terms (collectively, the “Employment Contract”). All Employment Contracts contain change of control provisions. “Change of control” in the Employment Contracts has the same meaning as in the Unit Incentive Plan and Bonus Rights Plan, but with additional parameters: for the purpose of the Employment Contracts, a “change of control” will also occur upon the entering into by PET of any agreement to merge or amalgamate with, be absorbed into or be acquired by a non-PET affiliated entity, or upon the sale to a non-arm’s length third party of more than 60 percent of those PET voting securities held by Clayton H. Riddell and associated entities. Notwithstanding the broader change of control provisions, the Board only has the discretion pursuant to the Employment Contract to accelerate the vesting provisions of unvested Incentive Rights in circumstances where (a) there is the acquisition by anyone (other than insiders of PET) of Trust Units which in the aggregate total more than 20 percent of the then issued and outstanding Trust Units, or (b) pursuant to an offer for the acquisition of Trust Units, the offeror has taken up and paid for, together with Trust Units already held, in the aggregate 20 percent or more of the then outstanding Trust Units.

The termination payment (“Termination Payment”) under the Employment Contract consists of annual base salary earned and vacation pay accrued and owing up to the date of termination, a retiring allowance of 1.5 times then annual base salary and a benefits allowance of 0.2 times base salary. Required withholdings are deducted from all components of the Termination Payment.

The Termination Payment is paid, in all cases within 10 days of the termination date, upon the occurrence of the following events (“Termination Payment Events”): (a) if the NEO so elects within three months following a change of control; (b) if the NEO terminates his or her contract due to constructive dismissal within three months of such an event; and (c) if the NEO is terminated without cause. In exchange for the termination payment, the NEO must execute a release of liability, which includes confidentiality provisions respecting, amongst other things, the terms of the release.

The Employment Contract may also terminate upon mutual written agreement of the parties, or upon the executive providing two (2) months’ written notice. In those circumstances, and in circumstances where the NEO is terminated for just cause, the only payment owed to the NEO is annual base salary up to the termination date plus any outstanding vacation pay and approved expenses. Short and long term disability benefits cease as of the termination date.

NEOs are also bound by the Employment Contract to keep a broad range of information confidential for an indefinite period of time following termination. Further, the agreements provide that each NEO must not, for a period of twelve (12) months after the termination date, directly or indirectly solicit, induce, encourage or facilitate employees or consultants of the Administrator to leave the employment or consulting relationship of the Administrator. Waiver of a breach of any provisions of the Employment Contracts is not binding unless in writing; such a waiver is not a waiver of any other or subsequent breach.

In the event of a Termination Payment Event effective December 31, 2009, the total Termination Payment that would have been received by each NEO pursuant to the applicable Employment Contract is as follows:

	Termination Payments			Change of Control ($)
Named Executive Officer	Termination Allowance ($)	Benefits Allowance ($)	Total ($)

Susan L. Riddell Rose	607,500	81,000	688,500	688,500

Cameron R. Sebastian	421,763	56,235	477,998	477,998

Roderick Warters	411,263	54,835	466,098	466,098

Gary Jackson	387,638	51,685	439,323	439,323

Marcello M. Rapini	381,000	50,800	431,800	431,800

The completion of the Arrangement will not trigger any Termination Payment obligation in respect of any NEO or other executive officer.

Director Compensation

Director Compensation Table

The following table set out all amounts of compensation provided to PET’s non-management directors in 2009.

Name	Fees earned ($)	Share- based awards (Bonus Rights) ($)	Option-based awards (Unit Incentive Rights)(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Karen Genoway	$35,500	Nil	23,938	Nil	Nil	Nil	$59,438

Randall Johnson	$43,500	Nil	23,938	Nil	Nil	Nil	$67,438

Robert Maitland	$48,500	Nil	23,938	Nil	Nil	Nil	$78,438

Donald Nelson	$44,000	Nil	23,938	Nil	Nil	Nil	$73,938

John Peltier	$37,000	Nil	23,938	Nil	Nil	Nil	$66,938

Clayton Riddell	$25,000	Nil	47,875	Nil	Nil	Nil	$72,875

Howard Ward	$42,000	Nil	23,938	Nil	Nil	Nil	$71,938

Note:

(1)	Dollar amounts are based on grant date fair value of the awards. Grant date fair value of the awards is calculated by external consultants, Towers Watson. The valuation is performed using the Cox-Ross-Rubinstein binomial option valuation model. The valuation methodology is based on a number of variables including trust unit volatility, a distribution yield, risk-free interest rate, market price, award exercise price and the option term.

All directors, with the exception of Ms. Riddell Rose, receive annual compensation in the amount of $10,000 per annum. For each meeting attended (including regular Board meetings, special Board meetings and committee meetings), the directors received $1,500. The chair of the Audit Committee receives $10,000 per annum and the chair of every other committee receives $5,000 per annum. The Trust maintains ownership guidelines for directors as a way of aligning directors and Unitholder interests. Directors are expected to own Trust Units, the acquisition cost of which represents a minimum of five times a director’s annual base retainer. For new directors, a time period of up to five years is provided to accumulate the required ownership. As of December 31, 2009, each director was in compliance with this Trust Unit ownership guideline.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth all Unit Incentive Rights and Bonus Rights awards outstanding for each non-management director at December 31, 2009.

	Option-based Awards (Unit Incentive Rights)				Share-based Awards (Bonus Rights)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)

Karen Genoway	3,750 25,000 6,250 6,250	9.43 3.91 3.76 4.96	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 32,750 9,125 1,625	N/A	N/A

Randall Johnson	3,750 25,000 6,250 6,250	9.43 3.91 3.76 4.96	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 32,750 9,125 1,625	N/A	N/A

Robert Maitland	25,000 6,250 6,250	5.91 3.76 4.96	Feb 14, 2013 Feb 17, 2014 Dec 17, 2014	0 9,125 1,625	N/A	N/A

Donald Nelson	3,750 25,000 6,250 6,250	9.43 3.91 3.76 4.96	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 32,750 9,125 1,625	N/A	N/A

John Peltier	3,750 25,000 6,250 6,250	9.43 3.91 3.76 4.96	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 32,750 9,125 1,625	N/A	N/A

Clayton Riddell	50,000 50,000 12,500 12,500	9.43 3.91 3.76 4.96	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 65,500 18,250 3,250	N/A	N/A

Howard Ward	3,750 25,000 6,250 6,250	9.43 3.91 3.76 4.96	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 32,750 9,125 1,625	N/A	N/A

Note:

(1)	Calculated based on the difference between the market value of the Trust Units at December 31, 2009 ($5.22) and the exercise price.

The following table sets forth the value vested or earned during the year of all Unit Incentive Rights and Bonus Rights awards for each non-management director.

Name	Option-based awards (Unit Incentive Rights) Value vested during the year ($)(1)	Share-based awards (Bonus Rights) Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)

Karen Genoway	7,938	N/A	Nil

Randall Johnson	7,938	N/A	Nil

Robert Maitland	Nil	N/A	Nil

Donald Nelson	7,938	N/A	Nil

John Peltier	7,938	N/A	Nil

Clayton Riddell	15,875	N/A	Nil

Howard Ward	7,938	N/A	Nil

Note:

(1)	Calculated based on the difference between the market price of the Trust Units on the vesting date and the exercise price on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights at December 31, 2009	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans

Equity Compensation Plan Approved by Unitholders	9,148,707 Trust Units	$4.57 per Trust Units	5,509,950 Trust Units

Equity Compensation Plans Not Approved by Unitholders	Nil	n/a	Nil

Total	9,148,707 Trust Units	$4.57 per Trust Unit	5,509,950 Trust Units

APPENDIX “F”

PET CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The Toronto Stock Exchange also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for PET is that contained in Form 58-101F1 Corporate Governance Disclosure (“Form 58-101F1 Disclosure”).

The Board of Directors of the Administrator is responsible for the overall governance and stewardship of the Trust, and has put in place standards and benchmarks by which that responsibility can be measured. Set out below is a description of the Trust’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

Karen A. Genoway, Randall E. Johnson, Donald J. Nelson, John W. Peltier, Howard R. Ward and Robert A. Maitland are independent directors of PET.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Susan L. Riddell Rose is not independent as she is an executive officer of PET. Clayton H. Riddell is not independent as he is an immediate family member of Susan L. Riddell Rose.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors consists of eight (8) directors, six (6) of whom are independent, therefore 75% of PET’s directors are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers

Clayton H. Riddell	Paramount Resources Ltd., MGM Energy Corp., Trilogy Energy Corp. and Alaris Royalty Corp.

Susan L. Riddell Rose	Newalta Inc. and Paramount Resources Ltd.

Donald J. Nelson	Culane Energy Inc., Ember Resources Inc. and Keyera Facilities Income Fund

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management and without non-independent directors at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors.

The independent directors also meet several times a year with PET’s independent auditors and reserves evaluators. The non-independent directors and members of management are not present at these meetings.

The Corporate Governance Committee, Compensation Committee, Reserve Committee and Audit Committee are all made up of independent directors of PET. Their meetings provide another forum for open and candid discussion among PET’s independent directors.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. Clayton H. Riddell who is not an independent director. As mentioned above, the independent directors meet regularly in the absence of PET’s non-independent directors and management. Further, PET’s independent directors are empowered to retain independent experts.

Due to the large number of independent directors and their level of experience, PET’s independent directors each play an important leadership role on the Board and have sufficient influence on Board decisions. To date, a lead director or independent chair has been deemed to be unnecessary for PET.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year

The attendance record for each director at Board and committee meetings is set forth in the table below.

Name	Board Meetings Attended / Held	Audit Committee Meetings Attended / Held	Corporate Governance Committee Meetings Attended / Held	Reserves Committee Attended / Held	Compensation Committee Attended / Held	Environmental Health & Safety Committee Attended / Held

Clayton H. Riddell	11/11	n/a	n/a	n/a	n/a	n/a

Susan L. Riddell Rose	11/11	4/4	n/a	3/3	3/3	3/3

Karen A. Genoway	10/11	n/a	2/2	3/3	3/3	n/a

Randall E. Johnson	11/11	4/4	2/2	n/a	3/3	n/a

Donald J. Nelson	11/11	n/a	n/a	3/3	n/a	3/3

Howard R. Ward	11/11	n/a	2/2	n/a	3/3	3/3

Robert A. Maitland	11/11	4/4	2/2	n/a	3/3	n/a

John W. (Jack) Peltier	9/11	4/4	n/a	3/3	n/a	3/3

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

PET has a written mandate for its Board and for its Board committees. The Board, or a committee of the Board, reviews these mandates on an annual basis. PET’s directors have a corporate governance manual that is also reviewed on an annual basis. Revisions to these documents are made as required. PET’s board mandate is as follows:

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

The duties and responsibilities are also subject to the Trust Indenture, the POT Indenture, and the POT Royalty.

Directors, collectively and individually, are accountable to the Unitholders of PET.

The Board must ensure the long-term financial viability and operational efficiency of PET. To help meet these objectives the Board must establish, implement and monitor procedures, policies and processes. Specifically, the Board must:

•	select, appoint and evaluate the Administrator;

•	plan the succession of the Board;

•	ensure an appropriate, formal orientation program for new Directors;

•	assess the contribution of the Board, committees and all Directors annually; and,

•	ensure that the Administrator performs efficiently and in accordance with its mandate by reviewing and approving:

•	the strategic direction of the Trust, including the establishment of a strategic planning process and the monitoring of performance versus plans;

•	annual budgets as well as corporate objectives, including monitoring of performance and compliance;

•	the principal risks to the Trust and ensuring the implementation of systems to manage these risks;

•	the internal control systems and disclosure control systems and processes, as evidenced in the Management Responsibility For Internal Control Policy and the Disclosure Policy;

•	succession planning, including appointing, training and monitoring the performance of senior management; and

•	the compensation of the senior management team.

PET’s trustee delegates certain administrative and governance functions to the Administrator.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

PET has developed a written position description for the Chairman of the Board. PET does not have a detailed position description for the chair of each committee. The Board charges each chair with overseeing each meeting and with ensuring that each committee discharges its duties in accordance with its committee mandate/charter.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

PET has developed a written position description for its CEO.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors and (ii) the nature and operation of the issuer’s business.

The Board has an orientation program for all new directors, which provides new directors with access to all background documents of PET, including its Corporate Governance Director’s Manual, all corporate records and prior Board materials. The orientation program is designed to build each director’s understanding of PET’s operations and other relevant matters through introduction to members of PET’s executive team, update sessions, technical overview sessions, and strategic planning sessions in conjunction with Board meetings throughout the year. All directors have a standing invitation to attend all committee meetings, regardless of membership, and new directors are encouraged to attend committee meetings as part of their orientation process.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

PET is committed to an active program of training and development for directors. PET provides ongoing education and information for the Board through update sessions, technical overview sessions, strategic planning sessions, quarterly reports from senior management on operations, finance and human resources items, annual plant and operational site visits, and presentations from external consultants from time to time.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.

The Board has adopted a written Code of Business Conduct (the “Code”) for the directors, officers, employees and consultants of PET. Each director, officer, employee and consultant of PET is provided with a copy of the Code at the beginning of that person’s employment or tenure, and must complete a re-certification prior to the beginning of each calendar year. A copy of the Code is available for review on SEDAR at www.sedar.com or from PET’s website at www.paramountenergy.com.

(ii)	Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

Upon commencement of their employment or tenure, each director, officer, employee and consultant of PET is required to review the Code and certify in writing that that individual has read, understands, and is not in violation of the Code. This certification must also be used by a director, officer, employee or consultant to disclose any conflict of interest situation that arises during that individual’s employment or tenure. Directors of PET are required to provide this certification annually to the Chairman of the Board. The Code itself requires individuals to seek input from their supervisor, the CFO or the CEO if they have any questions about a specific situation they may be involved in or aware of that relates to business ethics. If necessary, the directors are also encouraged to seek clarification of the Code from PET’s Corporate Governance Committee.

(iii)	Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

PET has not filed any such material change reports.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment considering transactions and agreements in respect of which a director or executive officer has a material interest.

PET’s directors are required to immediately report any event that may give rise to a conflict of interest situation to the President and CEO of the Trust. Many examples of potential conflict situations are enumerated in the Code. Any potential conflict of interest must also be reported and documented at the next meeting of the Board of Directors. A director may not vote on any matter where a conflict of interest situation exists. If a conflict exists that cannot be effectively managed, the Board may require the director to resign from any specific position giving rise to the conflict of interest or alternatively, may require the director to resign from the Board.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

PET is committed to the highest standards of openness, honesty and accountability. To this end, in addition to the Code, PET has adopted an employee whistleblower program. This program provides an avenue for individuals to confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls or auditing matters without the fear of victimization, discrimination or disadvantage.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

PET’s Corporate Governance Committee, consisting entirely of independent directors, considers and recommends candidates to fill new positions on the Board created either by expansion or vacancies created by the resignation, retirement or removal of any of the Administrator’s directors.

The Corporate Governance Committee reviews candidates recommended by or to it. This review includes conducting inquiries into the backgrounds and qualifications of possible candidates. If the committee is satisfied that specific potential candidates would be suitable members of the Board, the committee recommends the director nominees for approval by the Board. The Corporate Governance Committee further establishes an “evergreen” list of potential director candidates containing information regarding skills and experience.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee; however, it is the responsibility of the Corporate Governance Committee to handle the nomination process. All of the directors on the Corporate Governance Committee are independent. This ensures, among other things, that the nomination process is objective.

(c) If the board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.

The Board does not have a separate nominating committee.

7.	Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has constituted a Compensation Committee to review and approve the aggregate amount of salaries for employees of PET and to ensure that the compensation is fair, equitable and in line with the rest of industry. The 2009 report of the Compensation Committee is found in Appendix “E” attached to this Information Circular. The Compensation Committee also reviews and recommends the annual salary, incentive compensation and other benefits or perquisites of the officers of PET as well as the aggregate compensation of the employees of the Administrator. The Compensation Committee is also empowered to retain an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new plans. PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting and PET’s peer group of trust companies.

On an annual basis, the Corporate Governance Committee performs a review of the compensation of the directors of a sample of other companies, and makes recommendations accordingly. That sample is weighted to the oil and gas trust sector.

The Compensation Committee makes recommendations to the Board to approve annual salaries, incentive compensation and other benefits. The Compensation Committee also makes recommendations for new or modified compensation plans if appropriate. The Trust does not have a retirement policy for its directors.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

PET’s Compensation Committee is composed of four independent directors, to ensure, amongst other things, that the compensation process is objective.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities, powers and operation of PET’s Compensation Committee are set out in the Compensation Committee charter, which is available for review on PET’s website at www.paramountenergy.com.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting. Other than Mercer Human Resource Consulting, PET has not formally retained a compensation consultant or advisor to date.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has an Audit Committee, a Corporate Governance Committee, a Reserves Committee, a Compensation Committee and an Environmental, Health and Safety Committee. The charters of each of these Committees are available for review on PET’s website at www.paramountenergy.com.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

On an annual basis, the Corporate Governance Committee assesses the effectiveness of the entire Board, as well as that of each director. To assist in this process, the Corporate Governance Committee has created a Board Assessment and Evaluation Questionnaire, which is completed by each director annually. The first part of the Questionnaire assesses the overall effectiveness of the Board as a whole, based on a range of relevant factors. The second part of the Questionnaire is a Director Peer Feedback section, which assesses the contribution of each director based on a range of factors.

The Board Assessment and Evaluation Questionnaire is completed by the directors and returned to the Corporate Secretary, who then compiles the results and communicates them to the Corporate Governance Committee. The results of both parts of the Questionnaire are utilized to identify areas for improvement in performance of the board and individual directors, and to also identify and evaluate requirements for new board nominees.

APPENDIX “G”

PERPETUAL ENERGY INC.

SHARE OPTION PLAN

1.	Purpose of Plan

The purpose of this plan is to develop the interest of officers, directors, employees of, and consultants to, Perpetual Energy Inc. (“Perpetual” or the “Corporation”) and its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Blackout Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)	“Board” means the board of directors of the Corporation;

(c)	“business day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are generally not open for business;

(d)	“Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 12 hereof, such other common shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(e)	“Corporation” means Perpetual Energy Inc., and includes any successor corporation thereof;

(f)	“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(g)	“insider” and “associate” have the meaning set forth in the Securities Act (Alberta);

(h)	“Insider” means an insider of the Corporation and any person who is an associate of an insider of the Corporation;

(i)	“Market Price” means the volume weighted average trading price of the Common Shares on the Exchange (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Board for such purpose) for the five (5) trading days immediately preceding the date of grant of Options or on such day as is otherwise specified herein and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period;

(j)	“Options” means options to purchase Common Shares granted pursuant to the provisions hereof;

(k)	“Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(l)

“Permitted Assign” means, for a Service Provider, (i) a trustee, custodian or administrator acting on behalf of, or for the benefit of the Service Provider; (ii) a holding entity of the Service Provider; (iii) a RRSP, RRIF, or TFSA of the Service Provider; (iv) a spouse of the Service

Provider; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Service Provider; (vi) a holding entity of the spouse of the Service Provider; or (vii) a registered charity or foundation;

(m)	“Plan” means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(n)	“Security Based Compensation Arrangements” means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever including without limitation the Corporation’s Bonus Rights Plan; and

(o)	“Service Provider” means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more.

3.	Administration

The Plan shall be administered by the Board. The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Board shall be binding and conclusive on the Optionees and the Corporation subject to securityholder approval if required by any applicable stock exchange.

4.	Granting of Options

Subject to this Section 4, the Board may from time to time designate directors, officers, employees of, and consultants to, the Corporation or its subsidiaries and other persons providing services on an ongoing basis to the Corporation or its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 5 hereof.

5.	Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)	the maximum number of Common Shares issuable on exercise of Options outstanding at any time, under all Security Based Compensation Arrangements, shall be limited to 10% of the issued and outstanding Common Shares;

(b)	the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares; and

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(d)	the maximum number of Common Shares issuable to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries at any time pursuant to outstanding Options shall be limited to 2% of the issued and outstanding Common Shares.

For the purposes of Subsection 5(a) any increase in the issued and outstanding Common Shares (whether it is a result of exercise of Options, including under Section 10 hereof, or otherwise) will result in an increase in the number of Common Shares that may be issued on Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Plan.

Options that are cancelled, surrendered, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, surrendered, terminated or expired Option.

6.	Vesting of Options

The Board may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Board to the contrary, Options will vest and be exercisable as to one-fourth ( 1/4) of the number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant (computed in each case to the nearest full share) (subject to acceleration of vesting in the discretion of the Board). The Board shall also have the discretion to accelerate vesting of previously granted Options on such terms and conditions as it may determine.

7.	Exercise Price

Subject to the next paragraph, the exercise price of Options granted under the Plan shall be fixed by the Board and if the Common Shares are listed on a stock exchange, the exercise price of the Options shall not be less than the Market Price or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8.	Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise, be such period, not in excess of five (5) years, as may be determined from time to time by the Board but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable except to a Permitted Assign. In addition, each Option shall provide that:

(a)	upon the death of the Optionee, the Option shall terminate on the date determined by the Board which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be six (6) months from the date of death; and

(b)	if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation (other than by reason of death), the Option shall terminate on the expiry of the period (the “Termination Date”) not in excess of six (6) months prescribed by the Board at the time of grant, following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will be sixty (60) days following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation;

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination shall be the number of Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be.

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The Plan does not confer upon an Optionee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee’s employment or service provision at any time.

If the normal expiry date of any Options falls within any Blackout Period or within ten (10) business days following the end of any Blackout Period (“Blackout Options”), then the Expiry Date of such Blackout Options shall, without any further action, be extended to the date that is ten (10) business days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in Section 20(a) hereof.

9.	Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10.	Cashless Exercise

Subject to the provisions of the Plan, if permitted by the Board, an Optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. An Option may be exercised pursuant to this Section 10 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to a cashless exercise of such Option and the number of Options to be exercised. The Corporation will not be required, upon the exercise of any Options pursuant to this Section 10, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, there will be paid to the Optionee by the Corporation upon the exercise of such Options pursuant to this Section 10 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by the Board), provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00. Upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the Exchange for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

11.	Surrender Offer

An Optionee may make an offer (the “Surrender Offer”) to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed fair market value) specified therein by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee. Upon the surrender and termination of Options pursuant to a Surrender Offer, the Common Shares issuable pursuant to such Options shall, for purposes of the number of Common Shares reserved for issuance with the Exchange, be available for further grants. Perpetual may at its sole discretion elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee in respect of a Surrender Offer, however, Perpetual is under no obligation, express or implied, to make such election.

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12.	Alterations in Shares

In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Optionee, in full, of any Option in respect of all of the shares granted, or the Corporation shall pay a dividend upon the Common Shares by way of issuance to the holders thereof of additional Common Shares, Options with respect to any shares which have not been purchased at the time of any such consolidation, subdivision or stock dividend shall be proportionately adjusted so that the Optionee shall from time to time, upon the exercise of an Option, be entitled to receive the number of shares of the Corporation the Optionee would have held following such consolidation, subdivision or stock dividend if the Optionee had purchased the shares and had held such shares immediately prior to such consolidation, subdivision or stock dividend.

Additionally, in the event of any change, subdivision, consolidation or reclassification of the Common Shares or in respect of the affairs of Perpetual, or other relevant changes in the Common Shares, or in the economic environment in which the Common Shares are traded, the Board may make such other adjustments or changes as it sees fit to the number of Options and to the number of Common Shares available for purchase upon the exercise of an Option and to the exercise price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Common Shares or its affairs, all with a view to maintaining the overall rights and benefits of Optionees as nearly as may be practicable in the circumstances.

Upon any such adjustments being made, the Optionee shall be bound by such adjustments and shall accept the terms of such Options in lieu of the Options previously outstanding.

13.	Change of Control

At the sole discretion of the board of directors of Perpetual, vesting of Options may be accelerated and all unexercised Options may be exercised prior to the Termination Date upon the effective date of a change of control of Perpetual or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates:

(a)	the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Common Shares which in the aggregate total 20% or more of the then outstanding issued Common Shares, as the case may be; or

(b)	a “take-over bid” as such term is defined in Multilateral Instrument 62-104.

14.	No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

15.	Cessation of Employment

For the purposes of this Plan and all option agreements, unless otherwise provided in the applicable option agreement, an Optionee shall be deemed to have ceased to be a Service Provider and an Optionee shall be deemed to have terminated or resigned from employment or consulting arrangement with the Corporation or any of its subsidiaries, as applicable, for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Board) that the Optionee ceases in the active performance of all of the regular duties of the Optionee’s job, which includes the carrying on of all of the usual and customary day-to-day duties of the job for the normal and scheduled number of hours in each working day, unless the foregoing is a result in a leave of absence (“Leave”) approved for this purpose by the Board or senior officer to whom such Service Provider reports; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the

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Corporation or its subsidiaries, as applicable, in respect of such termination of employment or consulting arrangement. If the Optionee shall take a Leave, the Board may, in its sole discretion, also modify or change the vesting of any Options granted to such Optionee to take into account the period of the Leave.

16.	Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

17.	Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Board, all in accordance with the provisions of this Plan. The agreement will be in such form as the Board may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Board may determine.

18.	Tax Withholding

Perpetual shall have the power and the right to deduct or withhold, or require an Optionee to remit to Perpetual, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan. With respect to required withholding, Perpetual shall have the irrevocable right (and the Optionee consents to) Perpetual setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by Perpetual to such Optionee (whether arising pursuant to the Optionee’s relationship as a director, officer or employee of Perpetual or as a result of the Optionee providing services on an ongoing basis to Perpetual or otherwise), or may make such other arrangements satisfactory to the Optionee and Perpetual. In addition, Perpetual may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by Perpetual, as trustee, to satisfy the withholding obligation net of selling costs. The Optionee consents to such sale and grants to Perpetual an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Perpetual does not accept responsibility for the price obtained on the sale of such Common Shares. Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 18.

19.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option under the Plan, whether arising as a result of the grant or exercise of Options or otherwise. The Board and Perpetual make no guarantees to any person regarding the tax treatment of a Option or payments made under the Plan and none of Perpetual, nor any of its employees or representatives shall have any liability to an Optionee with respect thereto.

20.	Amendment or Discontinuance of the Plan

(a)	Subject to the restrictions set out in this Section 20(a), the Board may amend or discontinue the Plan and Options granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. Without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Board may not:

(i)	make any amendment to the Plan to increase the percentage of Common Shares reserved for issuance on exercise of outstanding Options at any time pursuant to Subsection 5(a) hereof;

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(ii)	reduce the exercise price of any outstanding Options;

(iii)	extend the term of any outstanding Option beyond the original expiry date of such Option;

(iv)	make an amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(b) or (c);

(v)	make an amendment to Section 5(d) to increase the maximum number of Common Shares issuable to directors who are not officers or employees of the Corporation under Security Based Compensation Arrangements;

(vi)	make any amendment to the Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee or as otherwise permitted by the Plan; or

(vii)	make an amendment to amend this Section 20(a).

The Board may amend or terminate the Plan or any outstanding Option granted hereunder at any time without the approval of the Corporation, the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform the Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan.

21.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

22.	Effective Time

This Plan shall be effective on the date the Common Shares become listed and posted for trading on the Exchange.

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APPENDIX “H”

PERPETUAL ENERGY INC.

BONUS RIGHTS PLAN

This document sets out the terms and conditions of the Bonus Rights Plan (the “Plan”) of Perpetual Energy Inc. (“Perpetual” or the “Corporation”).

For the purposes of the Plan, the term “Trading Day” shall mean any day on which the common shares of Perpetual (the “Shares”) have traded through the facilities of the Toronto Stock Exchange (the “TSX”). “Closing Price” shall mean, for any Trading Day, the per Share closing price of the Shares traded through the facilities of the TSX on that Trading Day.

1. Purpose. The purpose of the Plan is to provide a combination of short term and long term incentives for officers, directors, employees of, and consultants to Perpetual and its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of the Corporation and its subsidiaries (collectively, “Service Providers”) of Perpetual and its subsidiaries and affiliates from time to time as part of a Service Provider’s bonus compensation for services provided during the preceding calendar year (“Service Year”). At the discretion of the board of directors of Perpetual (the “Board”), the Board may issue rights (“Bonus Rights”) to a Service Provider to purchase Shares at a price of $0.01 per Share (the “Exercise Price”) on a one for one basis. The number of Bonus Rights (whether exercisable hereunder or not) of a Service Provider will be increased on a dollar for dollar basis by the amount of any monthly dividends which would have accumulated to the Service Provider if the Bonus Rights were held as Shares by the Service Provider enrolled in the Distribution Reinvestment component of Perpetual’s Premium Distribution™ and Distribution Reinvestment Plan from the Grant Date up to and including the date of delivery of an exercise notice by a Service Provider with respect to such Bonus Rights. The Plan shall come into effect on the date the Shares become listed and posted for trading on the Toronto Stock Exchange (the “TSX”), subject to the approval of Perpetual’s shareholders and the TSX and any revisions or amendments thereof as may be required from time to time by the TSX.

2. Shares Issuable. The aggregate maximum number of Shares issuable under the Plan together with securities granted under any other security based compensation plan (including, without limitation, Perpetual’s Share Option Plan) shall be a “rolling” maximum equal to 10 per cent (10%) of the outstanding Shares at the date of grant. Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the Plan and any exercises of Bonus Rights will make new grants available under the Plan.

3. Administration. The Plan will be administered by the Board which shall from time to time at its sole discretion determine the Service Providers who shall participate under the Plan, the numbers of Bonus Rights to be granted to such Service Providers and the terms of vesting of such Bonus Rights, if any, provided that:

(a)	the aggregate number of Bonus Rights granted to any one Service Provider under this Plan together with securities granted under any other securities based compensation plans of Perpetual (including, without limitation, Perpetual’s Share Option Plan) shall not exceed 5 per cent (5%) of the issued and outstanding Shares at the date of grant;

(b)	the aggregate number of Shares which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of Perpetual (including, without limitation, Perpetual’s Share Option Plan) shall not exceed ten per cent (10%) of the issued and outstanding Shares at the date of grant;

(c)

during any one-year period, the Board shall not issue to such insiders a number of Shares under the Plan together with securities granted under any other securities based compensation plans (including, without limitation, Perpetual’s Share Option Plan)

exceeding ten percent (10%) of the outstanding Shares, or to any one insider and such insider’s associates, a number of Shares exceeding five percent (5%) of the outstanding Shares; and

(d)	the maximum number of Shares issuable to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries at any time pursuant to outstanding Options shall be limited to 2% of the issued and outstanding Shares.

4. No Assignment. Bonus Rights granted under the Plan may not be transferred or assigned, except to a Permitted Assign. “Permitted Assign” means, (i) an executor, trustee, custodian or administrator acting on behalf of, or for the benefit of the Service Provider; (ii) a holding entity of the Service Provider; (iii) a RRSP, RRIF, or TFSA of the Service Provider; (iv) a spouse of the Service Provider; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Service Provider; (vi) a holding entity of the spouse of the Service Provider; or (vii) a registered charity or foundation.

5. Approvals. The Plan and certain amendments to the Plan are subject to the approvals of the TSX and the Shareholders and no Bonus Rights which have been granted prior to the receipt of such approvals may be exercised until such approvals have been received.

6. Term. Subject to the restrictions on exercise set out in paragraph 5 above and paragraphs 9 and 10 below, Bonus Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding five (5) years from the date upon which the Bonus Rights were granted (the “Grant Date”). Bonus Rights will vest, solely at the discretion of the Board as determined on the day of grant and in the absence of any such determination, on the following schedule:

(a)	one third will vest on the Grant Date;

(b)	one third will vest on the first anniversary of the Grant Date; and

(c)	one third will vest on the second anniversary of the Grant Date.

For greater certainty, at the time Bonus Rights are granted, the Board may in its sole discretion determine the vesting date or dates of any or all of such Bonus Rights, which vesting date or dates may vary from the vesting schedule above and, accordingly, all or any portion of such Bonus Rights may vest on any date or dates established by the Board from the Grant Date and prior to the Expiry Date. At the expiration of the Exercise Period (the “Expiry Date”), any Bonus Rights which have not been exercised shall expire and become null and void. Each Bonus Right shall, among other things, contain provisions to the effect that the Bonus Right shall be personal to the Bonus Rights holder and shall not be assignable except to a Permitted Assign.

7. Blackout Periods. For the purpose of this paragraph 7 hereof, “Blackout Period” means the period time when, pursuant to any policies of Perpetual, any securities of Perpetual may not be traded by certain persons as designated by Perpetual, including any holder of a Bonus Right. If the Expiry Date for a Bonus Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Bonus Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). This paragraph applies to all Bonus Rights outstanding under this Plan.

8. Delivery. Shares or Cash Payments (defined below) delivered to a Service Provider pursuant to exercised Bonus Rights will be delivered to the Service Provider within five (5) days of the exercise date and in any event no later than December 30 of the year that is three (3) years after the Service Year.

9. Ceasing To Be A Service Provider. Upon any holder of Bonus Rights ceasing to be a Service Provider for any reason whatsoever during the Exercise Period, other than the death of such holder, all Bonus Rights which have not vested at such date shall terminate and become null and void, and such holder of Bonus Rights shall have until the earlier of:

(a)	thirty (30) days from the date that such holder ceased to be a Service Provider; or

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(b)	the end of the Exercise Period,

to exercise the vested Bonus Rights and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void; provided, however, that upon the termination of an employee for cause, the Board may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void.

For the purposes of the Plan, the date of termination of a Service Provider shall be the date on which notice is given in writing to such Service Provider by the Corporation of his termination or of the acceptance of his resignation. Such date shall not be effected by any notice period required at law or otherwise.

10. Death of Service Provider. Upon the death of any individual holder of Bonus Rights during the Exercise Period, all Bonus Rights which have not vested at such date shall terminate and become null and void, and the executor, Board or personal representative of such holder of Bonus Rights shall have until the earlier of:

(a)	six (6) months from the date of the death of such holder; or

(b)	the end of the Exercise Period,

to exercise the vested Bonus Rights, and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void.

11. Method of Exercise. Bonus Rights granted under this Plan shall be exercisable by a holder by delivering written notice to the Corporation specifying the number of Bonus Rights being exercised accompanied by payment in full of the Exercise Price. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, Perpetual shall cause to be issued and delivered to such holder a certificate representing the Shares for which such Bonus Rights have been exercised.

12. Cash Payment. At the sole discretion of the Board, Bonus Rights may be fully satisfied by payment to the Service Provider of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Shares on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Shares.

13. Cashless Exercise. Subject to the provisions of the Plan, if permitted by Perpetual, a holder of Bonus Rights may elect to exercise a Bonus Right by surrendering such Bonus Right in exchange for the issuance of Shares equal to the number determined by dividing the Closing Price (calculated as at the date of exercise) into the difference between the Closing Price (calculated as at the date of exercise) and the exercise price of such Bonus Right. A Bonus Right may be exercised pursuant to this Section 13 from time to time by delivery to Perpetual at its head office in Calgary, Alberta or such other place as may be specified by Perpetual, of a written notice of exercise specifying that the holder of Bonus Right has elected a cashless exercise of such Bonus Rights and the number of Bonus Rights to be exercised. Perpetual will not be required, upon the exercise of any Bonus Rights pursuant to this Section 13, to issue fractions of Shares or to distribute certificates which evidence fractional Shares. In lieu of fractional Shares, there will be paid to the holder of Bonus Rights by Perpetual upon the exercise of such Bonus Rights pursuant to this Section 13 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by Perpetual), provided that Perpetual will not be required to make any payment, calculated as aforesaid, that is less than $10.00. Upon exercise in accordance with this Section 13, the number of Shares actually issued shall be deducted from

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the number of Shares reserved with the TSX for future issuance under the Plan and the balance of the Shares that were issuable pursuant to the Bonus Rights so surrendered shall be considered to have been cancelled and available for further issuance.

14. Surrender Offer. A holder of Bonus Rights may make an offer (the “Surrender Offer”) to Perpetual, at any time, for the disposition and surrender by the holder of Bonus Rights to Perpetual (and the termination thereof) of any of the Bonus Rights granted hereunder for an amount (not to exceed fair market value) specified therein by the holder of Bonus Rights and Perpetual may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as negotiated, is accepted, the Bonus Rights in respect of which the Surrender Offer related shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the holder of Bonus Rights any further rights thereunder upon payment of the amount of the agreed Surrender Offer by Perpetual to the holder of Bonus Rights. Upon the surrender and termination of Bonus Rights pursuant to a Surrender Offer, the Shares issuable pursuant to such Bonus Rights shall, for purposes of the number of Shares reserved for issuance with the TSX, be available for further grants.

15. Adjustments. In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Bonus Rights holder, in full, of any Bonus Right in respect of all of the shares granted, or the Corporation shall pay a dividend upon the Shares by way of issuance to the holders thereof of additional Shares, Bonus Rights with respect to any shares which have not been purchased at the time of any such consolidation, subdivision or stock dividend shall be proportionately adjusted so that the Bonus Rights holder shall from time to time, upon the exercise of a Bonus Right, be entitled to receive the number of shares of the Corporation the Bonus Rights holder would have held following such consolidation, subdivision or stock dividend if the Bonus Rights holder had purchased the shares and had held such shares immediately prior to such consolidation, subdivision or stock dividend.

Additionally, in the event of any change, subdivision, consolidation or reclassification of the Shares or in respect of the affairs of Perpetual, or other relevant changes in the Shares, or in the economic environment in which the Shares are traded, the Board may make such other adjustments or changes as it sees fit to the number of Bonus Rights and to the number of Shares available for purchase upon the exercise of a Bonus Right and to the exercise price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Shares or its affairs, all with a view to maintaining the overall rights and benefits of Bonus Rights holders as nearly as may be practicable in the circumstances.

16. Change of Control. At the sole discretion of the board of directors of Perpetual, vesting of Bonus Rights may be accelerated and all unexercised Bonus Rights may be exercised within the Exercise Period upon the effective date of a change of control of Perpetual or its subsidiaries and affiliates. For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates:

(a)	the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Shares which in the aggregate total 20% or more of the then outstanding issued Shares, as the case may be; or

(b)	“take-over bid” as such term is defined in Multilateral Instrument 62-104.

17. Rights of Holder. The holding of Bonus Rights shall not, in and of themselves, entitle a holder to any voting rights as a Shareholder.

18. Tax Withholding. Perpetual shall have the power and the right to deduct or withhold, or require a holder of Bonus Rights to remit to Perpetual, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event

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arising as a result of the Plan, including the grant or exercise of Bonus Rights granted under the Plan. With respect to required withholding, Perpetual shall have the irrevocable right (and the holder of Bonus Rights consents to) Perpetual setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by Perpetual to such holder (whether arising pursuant to such holder’s relationship as a director, officer or employee of Perpetual or as a result of such holder providing services on an ongoing basis to Perpetual or otherwise), or may make such other arrangements satisfactory to such holder and Perpetual. In addition, Perpetual may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares as it determines are required to be sold by Perpetual, as trustee, to satisfy the withholding obligation net of selling costs. The holder of Bonus Rights consents to such sale and grants to Perpetual an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that Perpetual does not accept responsibility for the price obtained on the sale of such Shares. Any reference in this Plan to the issuance of Shares or a payment of cash is expressly subject to this Section 18.

19. No Guarantees Regarding Tax Treatment. Holders of Bonus Rights (or their beneficiaries) shall be responsible for all taxes with respect to any Bonus Rights under the Plan, whether arising as a result of the grant or exercise of Bonus Rights or otherwise. The Board and Perpetual make no guarantees to any person regarding the tax treatment of a Bonus Right or payments made under the Plan and none of Perpetual, nor any of its employees or representatives shall have any liability to an holder of Bonus Rights with respect thereto.

20. Amendments. Subject to the restrictions set out in this Section 20(a), the Board may amend or discontinue the Plan and Bonus Rights granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Shares are listed for trading may not be made without approval of such stock exchange. Without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Board may not:

(a)	make any amendment to the Plan to increase the percentage of Shares reserved for issuance on exercise of outstanding Bonus Rights at any time pursuant to Subsection 2 hereof;

(b)	reduce the exercise price of any outstanding Bonus Rights;

(c)	extend the term of any outstanding Bonus Rightbeyond the original expiry date of such Bonus Right;

(d)	make an amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(a), (b) or (c);

(e)	make an amendment to Section 5(d) to increase the maximum number of Shares issuable to directors who are not officers or employees of Perpetual under security based compensation arrangements;

(f)	make any amendment to the Plan that would permit a holder of Bonus Rights to transfer or assign Bonus Rights to a new beneficial holder of Bonus Rights other than in the case of death of a holder of Bonus Rights or as otherwise permitted by the Plan; or

(g)	make an amendment to amend this Section 20.

The Board may amend or terminate the Plan or any outstanding Bonus Right granted hereunder at any time without the approval of Perpetual, the shareholders of Perpetual or any Holder of Bonus Rights whose Bonus Right is amended or terminated, in order to conform the Plan or such Bonus Right, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

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In addition, no amendment to the Plan or Bonus Rights granted pursuant to the Plan may be made without the consent of the holder of a Bonus Right, if it adversely alters or impairs any Bonus Right previously granted to such holder of Bonus Rights under the Plan.

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APPENDIX “I”

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.

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(14)	On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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